Exhibit 99.1

CURALEAF HOLDINGS, INC.

ANNUAL INFORMATION FORM

Fiscal year ended December 31, 2021

March 9, 2022

TABLE OF CONTENTS

EXPLANATORY NOTES	2
CORPORATE STRUCTURE	3
GENERAL DEVELOPMENT OF THE BUSINESS	5
BUSINESS OF THE COMPANY	17
UNITED STATES REGULATORY OVERVIEW	24
RISK FACTORS	32
DIVIDENDS	32
DESCRIPTION OF THE CAPITAL STRUCTURE	32
MARKET FOR SECURITIES AND TRADING PRICE AND VOLUME	34
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	35
DIRECTORS AND OFFICERS OF THE COMPANY	36
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	42
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	43
INDEPENDENT AUDITOR, TRANSFER AGENT AND REGISTRAR	43
PROMOTER	43
MATERIAL CONTRACTS	44
INTEREST OF EXPERTS	44
AUDIT COMMITTEE	44
ADDITIONAL INFORMATION	45
GLOSSARY OF TERMS	45
APPENDIX A MANDATE OF THE AUDIT COMMITTEE OF CURALEAF HOLDINGS, INC.	A-1

EXPLANATORY NOTES

Introductory Information

Unless otherwise noted or the context otherwise requires, all information provided in this Annual Information Form (the "Annual Information Form") is given as at December 31, 2021 and references to the "Company", "Curaleaf", "we", "us" or "our" refer to Curaleaf Holdings, Inc., its direct and indirect subsidiaries and any other entities controlled by them. This Annual Information Form should be read in conjunction with the information contained in the Company’s audited financial statements and related notes for the year ended December 31, 2021 and the Annual MD&A.

Certain capitalized terms and phrases used in this Annual Information Form are defined in the "Glossary of Terms" beginning on page 45.

Forward-Looking Statements

This Annual Information Form contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and U.S. (“U.S.”) securities laws ("forward-looking statements"). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management's current beliefs, expectations or assumptions regarding the future of the business, future plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as "may", "will", "would", "could", "should", "believes", "estimates", "projects", "potential", "expects", "plans", "intends", "anticipates", "targeted", "continues", "forecasts", "designed", "goal", or the negative of those words or other similar or comparable words and includes, among others, information regarding: expectations for the effects and potential benefits of any transactions; expectations for the effects of COVID-19 on the business' operations and financial condition; statements relating to the business and future activities of, and developments related to, the Company after the date of this Annual Information Form, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's business, operations and plans; expectations that planned acquisitions will be completed; expectations that licenses applied for will be obtained; potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; the ability for U.S. holders of securities of the Company to sell them on the CSE; and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as of and at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: business structure risks; the Company’s status as a holding company; the absence of a dividend record; the concentrated voting control of the Company; risks relating to sales of substantial amounts of Subordinate Voting Shares; market volatility; liquidity risks; legal and regulatory risks inherent in the cannabis industry; financing risks related to additional financing and restricted access to banking; general regulatory and legal risks including risk of civil asset forfeiture; risks relating to anti-money laundering laws and regulations; risks relating to the lack of access to U.S. bankruptcy protections; the risk of heightened scrutiny by regulatory authorities; risk of legal, regulatory or political change; general regulatory and licensing risks; risks relating to limitations on ownership of licenses; risks relating to regulatory actions and approvals from the FDA and risks of litigation; increased costs as a result of being a public company; newly established legal regimes; the risk relating to enforcement of judgments outside Canada; environmental risks including environmental regulation and unknown environmental risks; general business risks including risks related to the COVID-19 pandemic; the Company’s possible failure to complete acquisitions; risks related to the senior secured debt facility of the Company; risks related to service providers; risks relating to the enforceability of contracts; risks relating to the resale of the Subordinate Voting Shares on the CSE; the Company’s reliance on the expertise and judgement of senior management of the Company, and its ability to retain such senior management; risks relating to the concentrated voting control of the Company’s Executive Chairman, Boris Jordan; risks inherent in an agricultural business; risks relating to unfavorable publicity or consumer perception; product liability risks; risks relating to product recalls; risks relating to the results of future clinical research; risks relating to the difficulty of attracting

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and retaining personnel; the Company’s dependence on suppliers; the Company’s reliance on inputs; risks relating to the limited market data and difficulty to forecast results; intellectual property risk; constraints on marketing products; risks relating to fraudulent or illegal activity by employees, contractors and consultants; risks relating to information technology systems and cyber-attacks; risks relating to security breaches; the Company's reliance on management services agreements with subsidiaries and affiliates; risks relating to website accessibility; high bonding and insurance coverage risk; risks of leverage; risks relating to expansion into foreign jurisdictions; risks relating to future acquisitions or dispositions; the Company’s management of growth; the fact that past performance is not indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks relating to conflicts of interest; global economic conditions; tax risks; as well as those risk factors discussed under the heading "Risk Factors" in the Annual MD&A and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities.

The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this Annual Information Form as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Certain of the forward-looking statements and other information contained herein concerning the cannabis industry, its medical, adult-use and hemp-based CBD markets, and the general expectations of the Company concerning the industry and the Company’s business and operations are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While the Company is not aware of any mistatement regarding any industry or government data presented herein, the cannabis industry involves risks and uncertainties that are subject to change based on various factors.

A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this Annual Information Form. Such forward-looking statements are made as of the date of this Annual Information Form. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Presentation of Financial Information

The Company’s financial statements, copies of which are available on the Company’s SEDAR profile at www.sedar.com, are prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and Interpretations of the IFRS Interpretations Committee. The financial year end of all entities within Curaleaf’s corporate structure is December 31. Financial information presented in this Annual Information Form is presented in U.S. dollars (“$” or “US$”), unless otherwise indicated.

Exchange Rate Data

The following table sets out the high and low rates of exchange for one U.S. dollar expressed in Canadian dollars during each of the periods specified, the average rate of exchange for those periods, and the rate of exchange in effect at the end of each of those periods, each based on the rate of exchange published by the Bank of Canada of U.S. dollars into Canadian dollars.

Fiscal Year Ended December 31,
	2021	2020	2019
Highest rate during the period ………………………………………..	C$1.2942	C$1.4496	C$1.3600
Lowest rate during the period ………………………………………...	C$1.2040	C$1.2718	C$1.2988
Average rate for the period …………………………………………...	C$1.2535	C$1.3415	C$1.3269
Rate at the end of the period …………………………………………..	C$1.2678	C$1.2732	C$1.2988

CORPORATE STRUCTURE

Incorporation and Office

The Company, formerly known as Lead Ventures Inc. (“LVI”), was incorporated under the laws of the Province of British Columbia, pursuant to the BCBCA, on November 13, 2014 and is a vertically integrated multi-State cannabis operator in the U.S. Prior

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to the completion of the Business Combination, the Company was a junior mineral exploration company engaged in the business of acquiring, exploring, and evaluating natural resource properties.

On October 25, 2018, the Company and Curaleaf, Inc. (formerly PalliaTech, Inc.) completed the combination of their respective businesses (the “Business Combination”) that resulted in the reverse take-over of the Company by the securityholders of Curaleaf, Inc. The Business Combination was structured as a series of transactions, including a Canadian three-cornered amalgamation transaction and a series of U.S. merger and reorganization steps (further described below). At the Company’s annual general and special meeting of shareholders held on October 12, 2018, the shareholders of the Company approved all of the resolutions in connection with the Business Combination. As part of the Business Combination, the Company changed its name from “Lead Ventures Inc.” to “Curaleaf Holdings, Inc.”, and restructured its existing share capital to, among other things, reclassify its existing common shares as Subordinate Voting Shares, create a class of Multiple Voting Shares, eliminate the class of preferred shares, and add certain provisions, including a redemption right in favour of the Company to ensure that the Company complies with applicable licensing regulations.

Immediately prior to the Business Combination, 1177687 B.C. Ltd. (“Curaleaf FinCo”), a special purpose corporation, completed a brokered and a non-brokered subscription receipt financing at a price of C$11.45 per subscription receipt for aggregate gross proceeds of approximately C$520 million (the “Private Placement”).

As part of the Business Combination, the Company, Curaleaf FinCo and 1177679 B.C. Ltd., a wholly-owned subsidiary of the Company, were parties to a three-cornered amalgamation (the “Amalgamation”) pursuant to which the shareholders of Curaleaf FinCo (being the investors in the Private Placement after automatic conversion of their subscription receipts into common shares of Curaleaf FinCo (the “Curaleaf FinCo Shares”)) received Subordinate Voting Shares in exchange for their Curaleaf FinCo Shares. Concurrently with the Amalgamation, Curaleaf MergerCo Inc., a wholly-owned subsidiary of the Company, merged with and into Curaleaf, Inc., with Curaleaf, Inc. continuing as the surviving corporation and becoming a wholly-owned subsidiary of the Company.

In connection with the Business Combination, Gociter Holdings Ltd., a corporation of which Mr. Boris Jordan, the Executive Chairman of the Company, is the beneficial owner, made a contribution of 3,734,965 shares of common stock of Curaleaf, Inc. and cash to the Company in exchange for 122,170,705 Multiple Voting Shares, representing 100% of the issued and outstanding Multiple Voting Shares as of closing of the Business Combination.

The Company’s head office address is 301 Edgewater Place Suite 110 Wakefield, Massachusetts, United States of America, 01880. The Company's registered and records office address is 666 Burrard Street, Suite 1700 Vancouver, British Columbia, Canada, V6C 2X8.

The Company's Subordinate Voting Shares are listed on the CSE under the symbol "CURA" and on the OTCQX (“OTCQX”) under the symbol "CURLF".

On November 2, 2020, the Company filed a final short form base shelf prospectus in Canada (the “Base Shelf Prospectus”) and a shelf registration statement on Form F-10, as amended (File No 333-249081) (the “Registration Statement”), with the SEC under the U.S./Canada Multijurisdictional Disclosure System (“MJDS”). The Base Shelf Prospectus and Registration Statement allow the Company to offer up to $1 billion worth of Subordinate Voting Shares, debt securities, subscription receipts, warrants, and units, or any combination thereof, from time to time during the 25-month period that the Registration Statement is effective (subject to MJDS eligibility). The specific terms of any future offering of securities, including the use of proceeds from any offering, will be established in a supplement to the Base Shelf Prospectus and/or Registration Statement, which will be filed with the applicable Canadian securities regulatory authorities and/or the SEC.

Intercorporate Relationships

The table below lists the principal subsidiaries of the Company as of December 31, 2021, the percentage of votes attaching to all voting securities of each subsidiary beneficially owned, or controlled or directed, directly or indirectly, by the Company, and the

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jurisdiction of organization of each such subsidiary. The Company has other subsidiaries, but the assets and revenues of such subsidiaries individually did not exceed 10%, and in the aggregate did not exceed 20%, of the Company's assets or consolidated revenues.

Subsidiaries	Percentage of Voting Securities Owned	Jurisdiction Where Organized
Curaleaf, Inc.	100%	Delaware
Curaleaf International Holdings Limited(1)	68.5%	Guernsey, UK
CLF AZ Management, LLC(1)	100%	Arizona
PalliaTech Florida, Inc.(1)	100%	Delaware
GR Companies, Inc.(1)	100%	Massachusetts
CLF Sapphire Holdings, Inc.(1)	100%	California
Curaleaf Massachusetts, Inc.(2)	100%	Massachusetts
Curaleaf NJ II, Inc.(2)	100%	New Jersey
CLF NY, Inc.(2)	100%	New York
PalliaTech CT, Inc. (2)	100%	Connecticut
PT Nevada, Inc. (2)	100%	Nevada
CLF Maine, Inc. (2)	100%	Maine
Curaleaf PA, LLC(2)	100%	Pennsylvania

Notes:

(1) Each of these subsidiaries have assets and/or revenues that exceed 10% of the Company’s consolidated assets or revenues, as applicable.

(2) These subsidiaries have revenues in the aggregate that exceed 20% of the Company’s consolidated revenue.

GENERAL DEVELOPMENT OF THE BUSINESS

Curaleaf is a leading U.S. provider of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the Company, and its brands, including Curaleaf, Select, and Grassroots, provide industry-leading services, product selection, and accessibility across the medical and adult-use markets. The Company operates in 23 U.S. states, and, as of December 31, 2021, operated 117 dispensaries, 25 cultivation sites in the U.S., with total cultivation capacity of approximately 3.7 million square feet, and 30 processing sites with a focus on highly populated, limited license states, including New York, New Jersey, Florida, Illinois, Pennsylvania and Massachusetts. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality, and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty.

Currently, the Company is a diversified holding company dedicated to delivering market-leading products and services while building trusted national brands within the legal cannabis industry. Through its team of physicians, pharmacists, medical experts, and industry innovators, the Company has developed a portfolio of branded cannabis-based therapeutic offerings in multiple formats and a strategic network of branded retail dispensaries.

Recent Developments

Bloom Dispensaries

On December 28, 2021, the Company announced it had entered into a definitive agreement to acquire Bloom Dispensaries (“Bloom”), a vertically integrated, single state cannabis operator in Arizona. The transaction closed on January 19, 2022.

The transaction with Bloom includes four retail dispensaries located in the cities of Phoenix, Tucson, Peoria, and the only dispensary currently in Sedona. In addition, Bloom strengthens Curaleaf’s production capabilities in Arizona with the addition of two adjacent cultivation and processing facilities located in north Phoenix totaling approximately 63,500 square foot of space.

Under the terms of the agreement, the Company paid cash consideration of $71 million, which included a working capital adjustment of $19.9 million at close, with the remaining approximately $160 million of consideration consisting of three promissory notes of $50 million, $50 million, and $60 million due, respectively, on the first, second and third anniversary of closing of the transaction. At the option of the sellers of Bloom, the third promissory note may be paid by the Company by issuing Subordinate Voting

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Shares on the third anniversary of closing. The notes are recourse only to the membership interests of Bloom and will not be guaranteed by any Curaleaf entity.

Tryke Companies

On November 8, 2021, the Company announced it had entered into a definitive agreement to acquire Tryke Companies (“Tryke”) (dba Reef Dispensaries), a privately held vertically integrated, multi-state cannabis operator.

The transaction represents a compelling opportunity to enhance the Company’s operations in Arizona, Nevada, and Utah. Tryke currently owns and operates six highly trafficked dispensaries under the Reef brand, with two retail stores in Arizona and four in Nevada, including the Phoenix metropolitan area, Las Vegas strip, and North Las Vegas. Tryke currently offers a wide variety of in-house and third-party flower, concentrates, vape cartridges, edibles, topicals, and CBD products at a range of price points. Tryke’s product portfolio is highly complementary to the Company’s, and together the Company expects to offer consumers and retailers in Arizona, Nevada, and Utah an even broader selection of premium cannabis products.

Under the terms of the agreement, the Company will pay $40 million in cash at closing, with a remaining $75 million in cash to be paid in three equal installments on the first, second, and third anniversaries of the closing of the transaction. The stock portion of the transaction, which consists of 17,000,000 Subordinate Voting Shares, will also be paid in three equal installments on the first, second, and third anniversaries of the closing. The base consideration is based upon Tryke being cash and debt free and having normalized working capital at closing and is, therefore, subject to adjustment. An incremental earnout of up to 1,000,000 Subordinate Voting Shares may be paid in 2023 based on the business of Tryke exceeding certain EBITDA targets for the year 2022. The closing of the transaction is expected to occur during 2022 subject to customary closing conditions, including the receipt of approval from the applicable state regulators, including the Nevada Cannabis Compliance Board.

Natural Remedy Patient Center, LLC

On December 23, 2021, the Company announced it had entered into a definitive agreement to acquire Natural Remedy Patient Center, LLC, a Safford, Arizona dispensary, in a cash and stock transaction valued at approximately $13 million.

Under the terms of the agreement, Curaleaf will pay $12 million in cash and total share consideration of $1 million worth of Subordinate Voting Shares based on the market price during the period before closing. The Subordinate Voting Shares will be subject to a two-year lockup period from the date of close. The transaction is expected to close in the first quarter of 2022 subject to customary approvals and closing conditions.

Pueblo West Organics, LLC

In January 2022, the Company signed an agreement with the owners of Pueblo West Organics, LLC (“PWO”) to acquire 100% of PWO for $6.3 million on a cash and debt free basis, subject to standard purchase price adjustments. The transaction was structured as the acquisition of the equity of PWO and an outstanding call option on the equity held by a third party. PWO operates in Pueblo West, CO (i) a 75,960 square foot indoor licensed marijuana cultivation facility and processing facility; (ii) a 12,000 square foot licensed marijuana dispensary and cultivation facility; and (iii) a 2.1-acre licensed outdoor cultivation facility. The transaction is expected to close in the second quarter of 2022 upon completion of standard closing conditions including regulatory approvals.

COVID-19 Pandemic

The Company continuously assesses the potential impact of the ongoing COVID-19 pandemic on its financial and operating results. Any assessment continues to be subject to uncertainty as to probability, severity and duration of the pandemic as reflected by infection rates at local, state, and regional levels. Moreover, certain COVID-19 variants have surfaced since the onset of the pandemic including the B.1.617.2 (Delta) variant and, most recently, the B.1.1.529 (Omicron) variant that create additional uncertainty during any particular period when it comes to the impact upon employees, customers, our supply chain, and the timing of regulatory approvals. However, at this time, the Company has no indication that the emergence of the Omicron variant will have a material impact on operations and results compared with its business prior to such emergence. Moreover, rates of new infections appear to be falling significantly as of the date of this Annual Information Form leading a number of states in which the Company does business to relax certain COVID-19 related protocols.

Europe: Certain countries in Europe are beginning to implement public health restrictions and lock-down measures to deal with COVID-19. Each country in Europe adopts its own public health response, but the larger economies (being Germany, the UK, Italy,

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Spain, and France) continue to monitor the need for “lock-down” measures as Europe experiences a surge in cases, but for the time being, non-essential businesses remain open. Cannabis consumption in Europe is exclusively medical, and like other medicines, supply of medical cannabis has continued during the pandemic, with doctors and pharmacies adopting tele-medicine to hold consultations and supply prescriptions to patients. Further waves of the virus and additional lockdowns in 2022 may have a material impact on business development activities (due to travel restrictions), the Company’s ability to generate revenue and on operations generally, and such risk will remain while the COVID-19 virus continues in widespread circulation and new strains are identified.

Executive Change

On January 4, 2022, the Company announced the appointment of Mr. Matt Darin as U.S. President, along with the retirement of the Company’s Chief Operating Officer, in each case effective January 1, 2022. For more information regarding the executive change, see the Company’s material change report dated January 1, 2022, a copy of which is available on SEDAR (www.sedar.com) under the Company's profile.

Three Year History

2021

Acquisitions

EMMAC Life Sciences Limited, a corporation existing under the laws of England and Wales (“EMMAC”)

On April 7, 2021, the Company established an overseas subsidiary named Curaleaf International Holdings Limited (“Curaleaf International”) together with a strategic investor who provided initial capital of $130.8 million for 31.5% equity stake in Curaleaf International (the “Curaleaf International Transaction”). Subsequently, Curaleaf International acquired EMMAC, the largest vertically integrated independent cannabis company in Europe (the “EMMAC Transaction”).

Curaleaf and the strategic investor have entered into a shareholders’ agreement regarding the governance of Curaleaf International pursuant to which Curaleaf has control over operational issues as well as raising capital and the ability to exit the business. In addition, the strategic investor’s stake is subject to put/call rights which permit either party to cause the stake to be bought out by Curaleaf for Curaleaf equity starting the earlier of change of control or in 2025.

The new Curaleaf International platform includes cultivation, EU GMP-certified processing, distribution, and R&D operations across several key European medical cannabis markets, including the United Kingdom, Germany, Italy, Spain, and Portugal. Terra Verde, Curaleaf International’s European market cultivation facility in Portugal, is one of the oldest licensed cannabis growing facilities in Europe with approximately three hectares of cultivation area and is an industry leader on the cannabis production cost efficiency front. The Portugal-based cultivation facility provides Curaleaf International with the potential to serve customers across key European medical cannabis markets as well as supporting exports to countries such as Israel, among others. Curaleaf International also has an operational presence and partnerships in European Union countries that are enacting new medical cannabis access programs. Curaleaf International will also serve as the platform for other possible acquisitions in Europe and adjacent areas, and for its participation in pilot adult-use programs.

Base consideration for the EMMAC Transaction consisted of (i) approximately $45.2 million in cash, (ii) the issuance of 15,714,390 Subordinate Voting Shares to benefit the former holders of ordinary shares of EMMAC with a fair value, based on a third party valuation that takes into account transfer restrictions and the time value of money, of approximately $178.6 million and (iii) 706,105 Subordinate Voting Shares to be held in escrow in accordance with the terms of the share purchase agreement with a fair value of approximately $7.4 million. The portion of the consideration paid through the issuance of Subordinate Voting Shares was subject to a statutory four-month hold period and is subject to a lock-up agreement with each recipient restricting trading of the Subordinate Voting Shares received, with an initial release of 5% of Subordinate Voting Shares from such restrictions at closing, and subsequent release of 5% of Subordinate Voting Shares from such restrictions at the end of each calendar quarter following the closing of the EMMAC Transaction. Additional consideration may become payable based upon the successful achievement of certain performance milestones including being permitted by a governmental entity in Europe to sell, produce, market, or distribute cannabis for recreational purposes on a temporary, trial, experimental, interim, study, or pilot basis, achieving revenue targets in 2022 in the UK and Germany markets, and dry flower production at the Terra Verde cultivation facilities of at least 10 tons during 2022. The total contingent consideration related to the EMMAC Transaction had a fair value of $27.2 million as of the acquisition date. The Company also assumed a contingent consideration liability related to the EMMAC Transaction of Terra Verde in 2020, which had a fair value of $9.2 million. After working

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capital adjustments at closing, the total consideration for EMMAC was $267.6 million. See also, “Interest of Management and Others in Material Transactions”.

In connection with the EMMAC Transaction, Mr. Antonio Costanzo was appointed as the new Chief Executive Officer of Curaleaf International, with the former EMMAC management team continuing to lead Curaleaf’s new European presence as well as driving local European strategy and day-to-day operations.

Further information about the EMMAC Transaction can be found in the Company's material change report dated March 9, 2021, a copy of which is available on SEDAR (www.sedar.com) under the Company's profile. A copy of the purchase agreement governing the EMMAC Transaction is also available on SEDAR under the Company’s issuer profile at www.sedar.com.

Maryland Compassionate Care and Wellness, LLC (“MCCW”)

Through its acquisition of Grassroots, the Company acquired an option to purchase MCCW from its sole owner, KDW Maryland Holding Corporation (“KDW”), subject to regulatory approval, which was received on May 1, 2021. MCCW is the holder of cultivation, processing, and dispensary licenses in Maryland and the sole owner of each of GR Vending MD Management, LLC and GR Vending MD, LLC. Mr. Mitchell Kahn, a member of the Company’s board of directors, is a minority stockholder, the sole director, and an officer of KDW. Total consideration paid for MCCW was an allocation of $132.2 million of the total Grassroots consideration from prepaid acquisition consideration.

Ohio Grown Therapies, LLC, an Ohio limited liability company (“OGT”)

In May 2019, the Company entered into an agreement granting it an option to acquire OGT for $20 million in order to expand the Company’s cultivation and processing capacity in Ohio. Regulatory approval to complete the transaction was received in July 2021. In accordance with the purchase agreement, the Company paid $5 million cash in May 2019, $7.5 million in cash in July 2020, and the final $7.5 million in cash in July 2021 at closing. Upon closing, the full $20 million related to the acquisition, which was entirely attributable to the license acquired, was reclassified to intangibles.

Los Sueños Farms, LLC and its related entities (“Los Sueños”)

On October 1, 2021, the Company completed the acquisition of Los Sueños Farms and its related entities (“Los Sueños”), the largest outdoor grow in Colorado. Following the successful completion of the Los Sueños acquisition, Curaleaf gains three Pueblo, Colorado outdoor cannabis grow facilities covering 66 acres of cultivation capacity including land, equipment, and licensed operating entities; an 1,800 plant indoor grow; and two retail cannabis dispensary locations serving adult use customers. The Company acquired Los Sueños, the Company’s first outdoor grow, in order to increase cultivation capacity to accelerate the Company’s growth in and share of the Colorado market and in order to leverage Los Sueños's outdoor cultivation expertise.

Following pre-closing adjustments, the aggregate consideration paid by the Company to acquire Los Sueños was comprised of (i) approximately $20.6 million payable in cash, (ii) the cash payoff of two notes in the aggregate amount of $9.4 million and (iii) the issuance of 2,539,474 Subordinate Voting Shares to the former owners of Los Sueños having a fair value, based on a third- party valuation taking into account transfer restrictions and the time value of money, of approximately $23.4 million. The portion of the consideration paid through the issuance of Subordinate Voting Shares was subject to a regulatory “hold period” and is subject to a lock-up agreement with each recipient restricting trading of the Subordinate Voting Shares received, with an initial release of 20% of the Subordinate Voting Shares from such restrictions upon closing, and subsequent releases of 5% of the Subordinate Voting Shares from such restrictions at the end of each calendar quarter following closing. Additional consideration may become payable by the Company based upon the successful achievement of certain performance milestones including achieving cash flow targets in 2022 and obtaining enhanced tier licenses. The aggregate contingent consideration related to Los Sueños has a fair value of $2.7 million. The acquisition remains subject to post-closing adjustments, and the Company is still in the process of finalizing purchase price accounting.

Asset Sales

Through the acquisition of Grassroots, the Company also has certain rights to the proceeds from the sale of three Illinois medical dispensary licenses and six adult use dispensary licenses owned by former affiliates of Grassroots (collectively, the “Illinois Assets”). Currently, all nine of these licenses are operational with six adult use dispensaries, three of which also operate under medical use licenses.

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On April 1, 2021, the owners of these licenses signed definitive agreements to sell the Illinois Assets to Parallel Illinois, LLC (formerly Surterra Wellness, Inc.) (“Parallel”). The transaction is subject to regulatory approval. Under the terms of the transaction, the purchase price for the Illinois Assets consists of a $100 million base price to be paid $60 million in cash and $40 million in Parallel stock, plus earnouts of up to an additional $55 million payable through 2023. Pursuant to the Grassroots Merger Agreement, the proceeds net of expenses and taxes from the sale of the Illinois Assets shall be shared by the Company with the former owners of Grassroots as follows: (i) the first $25 million of net proceeds shall be retained by the Company; (ii) the next $25 million of net proceeds shall be remitted to the former Grassroots owners; and (iii) the Company shall keep 50% of the net proceeds above $50 million, and the other 50% shall be remitted to the Grassroots owners. The Company has received a $10 million deposit from Parallel, which is refundable under limited circumstances and will be applied to the base purchase price for the Illinois Assets at closing. On February 25, 2022, the Company received correspondence from Parallel’s attorneys indicating that it will not be in a position to complete the acquisition of the Illinois Assets due to lack of financing and seeking to terminate its agreement to purchase the Illinois Assets. The Company has asserted that Parallel’s actions have constituted material breaches of its agreement with Parallel and is exploring its options.

The Company had certain rights to the proceeds from the sale of the OhiGrow, LLC and Ohio Green Grow, LLC (collectively, the “Ohio Assets”), which have Ohio cultivation and processing licenses, respectively, and were previously affiliated with Grassroots. In April 2021, the owners of the Ohio Assets and the Company signed definitive agreements with Jushi OH, LLC pursuant to which the owners agreed to sell the Ohio Assets to Jushi OH. In July 2021, the transaction closed following receipt of regulatory approval by the Ohio Department of Commerce and the Company received approximately $4.9 million in proceeds.

The Company began actively marketing the net assets associated with Grassroots Oklahoma as of December 31, 2021. The actively marketed price of the entity was lower than the net assets; as such, an impairment of the associated land was recorded to bring the net assets to the estimated fair market value.

The Company signed a letter of intent to sell ECCA Investment Partners, LLC (“Eureka”) in August 2021. The anticipated sales price of the entity was lower than the net assets; as such, an impairment, including amounts related to the value of the license intangible asset as well as fixed assets, was recorded to bring the net assets to the estimated fair market value.

In November 2020, the Company announced the signing of a definitive agreement to sell its rights to the assets of HMS Health, LLC and the cultivation and processing assets of HMS Processing, LLC (collectively, the “HMS Assets”), which included a 22,000 square foot co-located cultivation and processing facility in Frederick, Maryland to TerrAscend for total consideration of $27.5 million. The transaction closed on May 4, 2021 after receipt of regulatory approval by the Maryland Medical Cannabis Commission. After working capital adjustments, the total consideration of $24.6 million included $22.4 million payable in cash upon closing as well as a $2.2 million interest bearing note due and payable to the Company in April 2022.

In November 2020, the Company signed a definitive agreement to sell 100% of Town Center Wellness, LLC, (“Elevate, Takoma”) a licensed dispensary business in Takoma Park, Maryland, to PharmaCann LLC for total consideration of $2 million, all payable in cash upon closing. The transaction closed on May 1, 2021 after receipt of regulatory approval by the Maryland Medical Cannabis Commission. After working capital adjustments, the total consideration was approximately $3.6 million. The sale of the HMS assets and Elevate, Takoma enabled the Company to finalize the acquisition of Grassroots Maryland, which was previously restricted by the legal limits on license ownership in the state of Maryland.

Credit Agreement

In January 2021, the Company entered into a $50 million secured credit facility (the “Credit Agreement”) with a syndicate of lenders. The net proceeds from borrowings under the Credit Agreement were used to fund capital expenditures to support future growth initiatives, potential acquisitions, and for general corporate purposes. The Company satisfied its obligations in full under the Credit Agreement in connection with, and out of the proceeds of the Senior Secured Notes – 2026.

Senior Secured Notes - 2026

In December 2021, the Company closed on a private placement of senior secured notes due 2026, for aggregate gross proceeds of $475 million (“Senior Secured Notes – 2026”). The note indenture dated December 15, 2021 governing the Senior Secured Notes – 2026 (the “Note Indenture”) enables the Company to issue additional senior secured notes on an ongoing basis as needed, subject to maintaining leverage ratios and complying with other terms and conditions of the Note Indenture. The principal restrictions on incurring indebtedness include the requirement that a fixed charge coverage ratio of 2.5:1 and consolidated debt to consolidated EBITDA ratio of 4:1 be maintained when taking into account the incurrence of additional debt. The issue of additional Senior Secured Notes or other debt

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pari passu to the existing notes is permitted provided that the consolidated secured debt to consolidated EBITDA ratio of 3:1 is maintained when taking into account the incurrence of additional debt, and certain other conditions are met. The Company and certain of its guarantor subsidiaries are required to grant a first lien security interest in their respective assets to the trustee appointed under the Note Indenture, including assets acquired after the issue of the Notes, subject to limited exceptions. Despite the first lien granted to the holders of the Notes, the Note Indenture permits the Company to grant a more senior lien to secure up to $200 million of additional financing from commercial banks, providing for revolving credit loans, provided that the interest rate applicable to such revolving credit loans shall be lower than the interest rate applicable to the Senior Secured Notes – 2026. The Senior Secured Notes – 2026 bear interest on the unpaid principal amount at a rate of 8% per annum, compounded semi-annually and payable in arrears on June 15th and December 15th of each year during the term of the Senior Secured Notes – 2026; the first of which will be June 15, 2022.

The net proceeds from the Senior Secured Notes - 2026 were used to extinguish existing indebtedness related to the Credit Facility – 2024, Promissory Note – 2024, and the Term Loan Facility as described above with the remainder, after transaction fees of $4.9 million, to be used for acquisitions and general corporate purposes. The transaction was accounted for as a non-substantial debt modification as it relates to the lenders that had previously participated in the Term Loan Facility, Promissory Note – 2024, or the Credit Facility – 2024 and also participated in the Senior Secured Notes – 2026. The Senior Secured Notes – 2026 may be redeemed early but are subject to a prepayment premium dependent on the loan year. Any redemption made before June 15, 2023 will incur a penalty of 8% and a maximum of 35% of the aggregate principal amount of notes issued under the Note Indenture (including any additional notes issued thereunder) may be redeemed with the net cash proceeds of one or more equity offerings that occurred within the prior 90 days. All or part of the outstanding Senior Secured Notes – 2026 may be redeemed between June 15, 2023 and June 14, 2024 with a premium of 4%; between June 15, 2024 and June 14, 2025 with a premium of 2%, or June 15, 2025 or after without a premium.

Copies of the Notes Indenture and the first indenture supplemental thereto are available on SEDAR (www.sedar.com) under the Company's profile in the filings dated December 17, 2021 and December 21, 2021.

Equity Offering of Subordinate Voting Shares

On January 12, 2021, the Company closed on an overnight marketed public offering of 18,975,000 Subordinate Voting Shares at a price of C$16.70 per share for total gross proceeds of C$316.9 million, before deducting the underwriters’ fees and estimated offering expense. Since the closing of the public offering, the Company has used the net proceeds of $240.6 million for working capital and general corporate purposes.

Further information about the Offering can be found in the Company's material change report dated January 12, 2021, a copy of which is available on SEDAR (www.sedar.com) under the Company's profile.

Amendment to the Articles of the Company

At the annual and special meeting of the shareholders of the Company held on September 9, 2021, the shareholders of the Company approved an amendment to the articles of the Company in order to extend the automatic termination of the dual-class structure of the Company, which was previously set to occur on October 25, 2021, and to maintain such dual-class structure until the earlier to occur of (i) the transfer or disposition of the Multiple Voting Shares by Mr. Boris Jordan, Executive Chairman of the Company, to one or more third parties which are not permitted holders; (ii) Mr. Jordan or his permitted holders no longer beneficially owning, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares on a non-diluted basis; and (iii) the first business day following the first annual meeting of shareholders of the Company following the Subordinate Voting Shares being listed and posted for trading on a United States national securities exchange such as The Nasdaq Stock Market or The New York Stock Exchange. Refer to the management information circular dated July 30, 2021 and available on SEDAR under the Company’s profile at www.sedar.com for more information on such amendment.

Sale and Leaseback Transaction

In April 2021, the Company completed a sale and lease back transaction to sell its Bordentown, New Jersey cultivation and processing facility to 500 Columbia LLC. Under a long-term agreement, the Company will lease back the facility and continue to operate and manage it for a term of 12 years. As a result of the sale, the Company disposed of $0.5 million of buildings and improvements and $2.2 million of construction in progress.

In July 2021, the Company completed a sale and lease back transaction to sell its Holbrook, Arizona cultivation and processing facility to TAC Vega AZ Owner, LLC. Under a long-term agreement, the Company will lease back the facility and continue to operate

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and manage it for a term of 10 years. As a result of the sale, the Company disposed of $3.4 million of buildings and improvements and $10.6 million of construction in progress.

CFO Succession

Ranjan Kalia was appointed as Chief Financial Officer of the Company effective July 19, 2021 after Michael Carlotti resigned from the Company.

2020

Acres Cultivation, LLC and Acres Medical, LLC, each a Nevada limited liability company (collectively, "Acres")

On January 3, 2020, the Company announced the closing of the acquisition of Acres for total consideration of $47.6 million, of which $15 million was paid in cash upon signing, $9.5 million was paid upon receiving regulatory approval of the license transfer for the dispensary in January 2020, as well as a $0.5 million holdback. Total consideration also included $12.9 million which was settled through the issuance of 3,108,183 Subordinate Voting Shares, $8.6 million which was settled through the issuance of 2,039,062 Subordinate Voting Shares upon receiving regulatory approval of the license transfer for the dispensary in January 2020. The purchase agreement also included earn-out potential (“Acres Earn-Out”) if certain financial targets were met. The Acres Earn-Out was not expected to be achieved as of December 31, 2020, and as a result, the Company recorded a gain on the change in fair value of the contingent consideration of $1 million during the year ended December 31, 2020. Acres has a 269,000 square-foot operating cultivation facility (with further expansion as needed) on its 37 acres of land in Amargosa Valley, Nevada, and a large dispensary located in Las Vegas, Nevada, adjacent to the Strip, and a second dispensary located in Ely, Nevada.

Curaleaf Utah, LLC

On January 6, 2020, the Company announced it received a Notice of Intent to Award a medical cannabis retail license from the Utah Department of Health, one of 14 licenses to open a medical cannabis dispensary in Utah from more than 130 applications from 60 different companies. The Company's license is for Region 3, which includes Utah, Wasatch, Daggett, Duchesne, Uintah, Carbon, Emery, Grand and San Juan Counties. Following this announcement, on January 14, 2020, the Company announced that it received preliminary approval for a processing license by the Utah Department of Agriculture and Food. The notice granted Curaleaf permission to begin the build out of its processing facility in North Salt Lake City, which was completed during the year ended December 31, 2020. The Company also opened its first retail location in the Utah market with a new pharmacy in Lehi on August 31, 2020.

Cura Partners, Inc., an Oregon corporation ("Cura Partners" or "Select")

On February 1, 2020, the Company announced the closing of the acquisition of Cura Partners (the "Cura Transaction"), owners of the Select brand. At closing, pursuant to the terms of an Amended and Restated Agreement and Plan of Merger dated October 30, 2019 (the "Cura Merger Agreement"), Curaleaf issued 55,000,000 Subordinate Voting Shares to the benefit of the former Select equity holders. 40,555,556 Subordinate Voting Shares were payable to the former Select equity holders contingent upon Curaleaf achieving certain calendar year 2020 revenue targets based on Select branded retail extract sales beginning at a target of $130 million with maximum achievement at $250 million. In addition, the former Select equity holders were also eligible to receive an earn out of up to $200 million from the issuance of additional Subordinate Voting Shares, contingent upon Curaleaf exceeding $300 million in calendar year 2020 revenue for Select branded retail extract sales. As part of the Cura Transaction, certain holders of stock options of Select received stock options of Curaleaf. The Select earn-out criteria for the potential payout of an additional 40,555,556 Subordinate Voting Shares was not met as of December 31, 2020, and as a result the Company recorded a gain on the change in fair value of the contingent consideration of $28.4 million during the year ended December 31, 2020.

Further information about the Cura Transaction can be found in the Company's material change reports dated May 10, 2019 and November 8, 2019, as well as the Company's business acquisition report dated May 29, 2020, copies of which are available on SEDAR (www.sedar.com) under the Company's profile. A copy of the Cura Merger Agreement is also available on SEDAR under the Company’s issuer profile at www.sedar.com.

Remedy Compassion Center, Inc., a Maine corporation ("Remedy")

In February 2020, Remedy, which operated until then as a Maine non-profit corporation, converted to a for-profit corporation as approved by their independent Board of Directors when changes in Maine regulations allowed for such change. In connection with

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the conversion, the management services agreement entered among the Company and Remedy in October 2016 was terminated and the Company entered into a Registered Dispensary Management Agreement (the "Remedy Operating Agreement"). Current Maine regulations require that licensed medical marijuana dispensaries be owned by residents of Maine. However, under the Remedy Operation Agreement, the Company has acquired operational control and substantially all of the economic benefit of its business, which allows the Company to control Remedy in accordance with IFRS 10 definitions. The Company retains a right to acquire Remedy at such time as the residency requirement for ownership is lifted. The total consideration paid for Remedy was approximately $2.4 million.

Curaleaf PA, LLC

On February 21, 2020, the Company announced it had been approved as a Clinical Registrant in Pennsylvania by the Commonwealth's Department of Health, Office of Medical Marijuana. Under this designation, the Company will be permitted to open a cultivation and processing facility and up to six dispensaries, under the Commonwealth's medical marijuana research program. As a Clinical Registrant, Curaleaf will support research initiatives into the potential medical benefits of cannabis by providing medical cannabis expertise and distribution to patients participating in studies. In January 2021, the Company’s subsidiary opened its cultivation and processing facility in King of Prussia, Pennsylvania, under the Clinical Registrant license, and in February 2021, opened its first dispensary located in Harrisburg, Pennsylvania, under the Clinical Registrant license. In April 2021, the Company opened an additional dispensary under the Clinical Registrant license in Philadelphia, Pennsylvania.

Arrow Alternative Care, Inc., Arrow Alternative Care #2, Inc., Arrow Alternative Care #3, Inc., each a Delaware corporation (collectively, the "Arrow Companies")

On April 6, 2020, the Company announced the closing of the acquisition of the Arrow Companies, which operated licensed medical cannabis dispensaries in Stamford, Hartford, and Milford, in the state of Connecticut. The Arrow Companies dispensary licenses in Stamford and Hartford transferred on April 6, 2020 and the transfer of the Arrow Companies dispensary license in Milford occurred on August 3, 2020, although the Company assumed management and economic control of the Milford dispensary along with the other dispensaries as at April 6, 2020. The fair value of the aggregate consideration paid was $38 million, including 3,194,149 Subordinate Voting Shares having a fair value of approximately $21.4 million. In August 2020, 27,334 “top up” Subordinate Voting Shares were issued as additional consideration in connection with the acquisition of the Arrow Companies.

Primary Organic Therapy, Inc. (d/b/a Maine Organic Therapy), a Maine corporation ("MEOT")

MEOT owns and operates a duly licensed registered medical marijuana and cultivation facility in the state of Maine. In January 2017, the Company entered into a Management Services Agreement with MEOT (“MEOT MSA”) under which the Company provided services in the areas of financial services, compliance consulting, and human resources management. Under the MEOT MSA, MEOT maintained exclusive control and possession, and was solely responsible for final decision-making regarding all aspects of the business and the Company acted solely in an advisory capacity. The Company recognized management fee income for services rendered under the MEOT MSA.

The MEOT MSA was terminated in July 2020 and MEOT entered into a new MSA agreement (“Verdure MSA”) with Verdure, Inc. (“Verdure”), an entity in which the Company’s Executive Vice Chairman, Joseph Lusardi had a 50% ownership interest. The Company acquired Verdure in July 2020 for $8 million in cash and a cash earn-out of $2 million based on MEOT’s achievement of certain earnings targets. Current Maine regulations require that licensed medical marijuana dispensaries be owned by residents of Maine. However, under the Verdure MSA, the Company has acquired operational control and substantially all of the economic benefit of MEOT’s business. The acquisition of Verdure resulted in the Company controlling MEOT in accordance with IFRS 10. The Company retains a right to acquire MEOT at such time as the residency requirement for ownership is lifted.

Curaleaf NJ, Inc., a New Jersey corporation ("Curaleaf NJ")

In February 2020, the Company entered into a Management Services Agreement (the “NJ MSA”) with Curaleaf NJ (formerly Compassionate Sciences ATC Inc.) As required under state law, Curaleaf NJ was formed as a New Jersey nonprofit corporation without shareholders acting through its governing body, the Board of Trustees (“NJ Board”). Curaleaf NJ operated medical dispensary, processing, and cultivation facilities as permitted by the state of New Jersey. Under the NJ MSA, the Company acted as an independent contractor providing services in the areas of cultivation, extraction, and other consulting services. The Company recognized management fee income for services rendered under the NJ MSA. In addition to the NJ MSA, the Company entered into a Conditionally Convertible Promissory Note (“NJ Note”). The NJ Note allowed the Company to acquire Curaleaf NJ when the regulations in New Jersey changed to allow the conversion of non-profit corporations to for-profit corporations.

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In July 2019, New Jersey Governor Murphy signed an amendment to the New Jersey Compassionate Use Medical Marijuana Act, known as the Jake Honig Compassionate Use Medical Cannabis Act (the “Jake Honig Act”). The Jake Honig Act authorized the New Jersey nonprofit corporations that hold Alternative Treatment Center Permits (“ATC Permits”) to sell or transfer their permits and other assets to for-profit entities. Due to changes in New Jersey regulations, Curaleaf NJ received approval from the state of New Jersey for the transfer of the ATC Permit to a Curaleaf NJ II, Inc, a wholly owned subsidiary of the Company. In conjunction with the transfer of the ATC Permit, the Company entered into an Asset Purchase Agreement (“CLNJ APA”). As part of the CLNJ APA, Curaleaf NJ agreed to sell and transfer the ATC Permit and substantially all of its other assets to Curaleaf NJ II. This transaction closed in July 2020. As a result of the close of the sale and transfer of the assets, the $83.2 million balance of the NJ Note was applied to the purchase price.

Virginia's Kitchen, LLC, a Colorado company d/b/a Blue Kudu

In February 2020, the Company signed a definitive agreement to acquire 100% of Virginia’s Kitchen, LLC, a Colorado-licensed processor and producer of cannabis edibles, operating an 8,400 square foot facility in Denver, Colorado. The consideration consisted of 322,580 Subordinate Voting Shares, $1.4 million payable in cash at closing of the transaction and a 5% note of up to $0.5 million due ten and a half months from closing. The transaction closed in July 2020.

GR Companies, Inc., a Delaware corporation ("Grassroots")

In July 2019, Curaleaf announced that it had signed a definitive agreement to acquire Grassroots (the "Grassroots Transaction"). On June 22, 2020, Curaleaf entered into an Amended and Restated Agreement and Plan of Merger (the "Grassroots Merger Agreement") which amended and restated the original definitive agreement and amended certain terms of the Grassroots Transaction. Closing of the Grassroots Transaction occurred on July 23, 2020.

At closing, the Company issued (i) 103,455,816 Subordinate Voting Shares to the benefit of the former holders of common stock of Grassroots, and (ii) 12,851,005 Subordinate Voting Shares to be held in escrow in accordance with the terms of the Grassroots Merger Agreement. The total consideration paid in connection with the Grassroots Transaction does not include a cash component. In addition, the parties have resolved that certain Grassroots related assets in Illinois and Ohio, and a dispensary in Maryland, are designated for sale to comply with local limitations on license ownership. Curaleaf also agreed to issue 2,119,864 Subordinate Voting Shares to partially offset the dilution to the holders of common stock of Grassroots caused by the conversion of certain debentures of Grassroots into equity of Grassroots immediately prior to the closing of the Grassroots Transaction. The transaction price remains subject to post-closing adjustments and the parties are still in the process of finalizing the computation of those post-closing adjustments, which is expected to finalize by the third quarter of 2021.

Upon closing of the Grassroot Transaction, Curaleaf appointed Mitchell Kahn, co-founder and CEO of Grassroots, to its Board of Directors. The appointment of Mr. Kahn expanded the Board of Directors from five to six members.

Further information about the Grassroots Transaction can be found in the Company’s material change reports dated July 31, 2020, July 7, 2020 and July 17, 2019, copies of which are available on SEDAR under the Company’s issuer profile at www.sedar.com. A copy of the Grassroots Merger Agreement is also available on SEDAR under the Company’s issuer profile at www.sedar.com.

PalliaTech Florida, LLC

On August 17, 2020, the Company acquired the remaining 11.4% equity interest in PT Florida from certain of the Remaining Florida Minority Holders (“Remaining Florida Minority Holders”) for consideration of 2,375,000 Subordinate Voting Shares. In connection with the foregoing, the Company also agreed to the repayment of certain Secured Promissory Notes – 2029 in the amount of $1.75 million. Another 11.4% equity interest in PalliaTech Florida was acquired by the Company on January 10, 2020 from certain other Remaining Florida Minority Holders for consideration of $2.5 million in cash and 1,772,062 Subordinate Voting Shares. Upon completion, PalliaTech Florida became an indirect wholly-owned subsidiary of Curaleaf. On December 31, 2020, PT Florida LLC transferred all of the securities that it held in Curaleaf Florida, LLC to Palliatech Florida, Inc., so that PalliaTech Florida, Inc. became the sole member of Curaleaf Florida, LLC. Following that transfer of securities, having no other assets, PT Florida was voluntarily dissolved on December 31, 2020. See "Legal Proceedings and Regulatory Actions – Florida Arbitration / Litigation” for further information.

Alternative Therapies Group's Cultivation and Processing Operations

In November 2020, the Company announced the successful completion of the Company's acquisition of Alternative Therapies Group's ("ATG") licensed cultivation and processing operations in Amesbury, Massachusetts.

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Combined with Curaleaf's current cultivation facility in Webster, Massachusetts, the ATG acquisition brought Curaleaf's total cultivation capacity in the state to 157,600 square feet. The integration of the new operations established Curaleaf as the only cannabis provider in Massachusetts approved for two adult-use cultivation licenses, two adult-use processing licenses, and the maximum-permitted three adult-use dispensary licenses. In connection with the acquisition, ATG's dispensaries located in Amesbury, Salisbury and Salem were spun off and continue to operate under the ATG brand.

Private Placement of Subordinate Voting Shares

On July 20, 2020, Curaleaf completed a private placement of Subordinate Voting Shares. Under the initial tranche, subscribers purchased an aggregate of 3,541,429 Subordinate Voting Shares for aggregate gross proceeds of approximately CAD $27.3 million. Subsequent to setting the initial tranche, the Company secured a second tranche investment, which was part of the private placement which closed on July 20, 2020. Under the second tranche, a subscriber purchased 842,269 Subordinate Voting Shares for gross proceeds of approximately CAD $6.8 million. In aggregate, the private placement generated approximately CAD $34.1 million in gross proceeds for the Company in exchange for 4,383,698 Subordinate Voting Shares. The private placement was completed in connection with the closing of the Grassroots Transaction. Since the completion of the private placement, the net proceeds of the private placement have been used to fund Grassroots’ high-return expansion projects, replenish its working capital as well as for general corporate purposes.

Further information about the Offering can be found in the Company’s material change reports dated July 31, 2020 and July 7, 2020, copies of which are available on SEDAR under the Company’s profile at www.sedar.com.

Sale and Leaseback Transaction

In August 2020, the Company completed a sale and lease back transaction to sell its Mt. Dora, Florida cultivation and processing facility to GA NA 3 LLC. Under a long-term agreement, the Company will lease back the facility and continue to operate and manage it for a term of 15 years. As a result of the sale, the Company disposed of $26.7 million of buildings and improvements and $14.8 million of construction in progress.

Secured Promissory Notes - 2029

In January 2017, the Company entered into secured promissory notes (the “Secured Promissory Notes – 2029”) with certain individuals for an aggregate principal amount of $2.5 million The Secured Promissory Notes – 2029 accrued interest at a rate of 12% per annum on the first $0.2 million and 14% per annum on the remaining balance. Principal and interest were due in full on May 1, 2029. This note was paid in full through two payments in 2020 in connection with the acquisition by the Company of the remaining 11.4% equity interest in PT Florida from certain Remaining Florida Minority Holders.

Term Loan Facility

In January 2020, the Company closed on a senior secured term loan facility (“Term Loan Facility”) from a syndicate of lenders totaling $300 million. The Company satisfied its obligations in full under the Term Loan Facility in connection with, and out of the proceeds of the Senior Secured Notes – 2026.

Promissory Note – 2024

In October 2020, the Company entered into a promissory note with a principal sum of $10 million (“Promissory Note – 2024”) with Baldwin Holdings, LLC, in which Joseph F. Lusardi, the Company’s Executive Vice Chairman, has a direct equity interest, to replace the contingent liability incurred in connection with the Curaleaf, MA acquisition which was deemed completed in March 2020. The issue price of the Promissory Note – 2024 is equal to 97.00% of the principal amount of the Promissory Note – 2024 and the remaining $0.3 million was treated as original issue discount. The Company satisfied its obligations in full under the Promissory Note – 2024 in connection with, and out of the proceeds of the Senior Secured Notes – 2026.

Asset Sales

The Company had been marketing the assets of Curaleaf Maryland, Inc., its licensed processing business in Maryland, with the intent to divest the Company from these assets to ensure compliance with Maryland regulations. In June 2020, the Company signed definitive agreements to sell 100% of Curaleaf Maryland, Inc. in October 2020. In November 2020, the Company announced the closing of its divestiture of Curaleaf Maryland, Inc. for total consideration of $4 million, of which $3 million was issued as a note receivable from Curaleaf Maryland, Inc. The note receivable has a payment-in-kind interest rate of 13% per annum and is payable upon maturity

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on June 25, 2023. The principal balance of the note is payable each year on June 25th in equal installments of $1 million with the interest due on the final payment.

CEO Succession

In November 2020, the Company announced that its Board of Directors unanimously appointed Curaleaf President Joseph Bayern as the Company's next Chief Executive Officer, effective January 1, 2021, and that Mr. Lusardi would continue to serve on the Company's Board of Directors and would be named Executive Vice-Chairman of the Board of Directors effective January 1, 2021.

2019

Acquisitions and Organic Growth

HMS Health LLC (“HMS”), HMS Processing LLC, MI Health LLC, and HMS Sales LLC, all Maryland limited liability companies (the “HMS Companies”)

In January 2019, the Company completed the acquisition of certain cultivation and processing assets, as well as two dispensaries, from the HMS Companies, which was structured as a $30 million convertible financing with the owners of HMS Health, LLC, HMS Processing, LLC, HMS Sales, LLC and MI Health LLC (the "HMS/MI Businesses").

The HMS/MI Businesses consist of a 21,000 square-foot cultivation facility and 1,000 square-foot processing facility in Frederick, Maryland, and two separate 1,000 square-foot dispensaries, each in Gaithersburg, Maryland. As part of the agreement, the HMS/MI Businesses rebranded and now operate under the Curaleaf name, and receive products, services, and other support from the Company. Prior to funding, HMS spun off its cannabis processing license and cannabis dispensing license into separate entities.

The $30 million in loans from the Company, together with accrued interest, are convertible into equity of each of the HMS/MI Businesses upon receipt of all required state and local regulatory approvals. The owners of HMS will receive $2 million in Subordinate Voting Shares at the then-current market price upon conversion of the loans.

Due to current restrictions under Maryland state law that prevent change of control over cannabis licenses within the first three years of operations, the loans to HMS/MI are convertible in parts between August 2020 (for HMS Health, LLC, a cannabis cultivation facility), March 2021 (for HMS Sales LLC, a cannabis dispensary facility), June 2021 (for MI Health LLC, a cannabis dispensary facility) and October 2021 (for HMS Processing, LLC, a cannabis processing facility), based on the operation start dates of each of the businesses. Furthermore, Curaleaf may only own equity in one cannabis processing business under Maryland law as applied by the Maryland Medical Cannabis Commission. Therefore, the conversion of the loan instruments into equity of each of the HMS/MI Businesses will only occur upon regulatory approval if the conversion will not violate any restriction in force at the time. See details under the heading "General Development of the Business – Three Year History – 2021 – Asset Sales" section above regarding the potential sale of some of these assets.

Eureka

In February 2019, the Company entered into an agreement to purchase Eureka for $25.5 million and to provide Eureka with $5 million to repay all existing debt and to replenish working capital. The purchase price was paid $5 million in cash and $20.5 million in Subordinate Voting Shares. The acquisition of Eureka closed in April 2019, at which time, a total of 2,351,860 Subordinate Voting Shares were issued by the Company to the sellers, of which 688,349 Subordinate Voting Shares were delivered in escrow contingent upon the satisfaction of post-closing conditions relating to the transfer of controlling stakes in three retail cannabis dispensaries in Long Beach, Salinas and Monterrey County, California. These escrowed Subordinate Voting Shares were returned to the Company's treasury and cancelled in August 2020 as the post-closing conditions were not fully met. No contingent earn-out was met as of December 31, 2020, and as such, the Company recorded a gain on the change in fair value of the contingent consideration of $9.6 million during the year ended December 31, 2020.

The addition of Eureka's cultivation platform provided the Company access to California's wholesale market through an existing 110,000 square-foot greenhouse facility in Salinas, California.

In October 2018, Curaleaf, Inc., the Company’s main U.S. subsidiary, received a conditional use permit and business license from the City of Davis, California for cannabis manufacturing and state-wide distribution. A conditional use permit and business license

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for mobile delivery was issued by the City of Davis in November 2018. As of January 1, 2019, the Company's operations were licensed by the state of California and the City of Davis, and as of April 2019, the Company commenced its cannabis manufacturing operations.

The acquisition of Eureka's facilities in Salinas allows for seamless backward integration with the Company's manufacturing facility in Davis and the Company's subsequent acquisition of Cura Partners, enabling the Company to manage its supply chain efficiently through vertically integrated cultivation, production, distribution and dispensing in California. The Company's Davis facility and the Cura Partners facilities located in California position Eureka to maximize the value of its harvest, reducing waste and converting trim into oil and other consumables that can be utilized for distribution across the retail footprint.

PalliaTech Ohio, LLC

In February 2019, PalliaTech Ohio, LLC, an Ohio subsidiary of the Company, received a provisional medical cannabis processor license from the Ohio Department of Commerce for a location in Amelia Village, Ohio. The Company is currently evaluating strategic opportunities for the Amelia processing license. The town of Amelia Village, Ohio was dissolved in the middle of 2020, and as a result of the dissolution, the Company forfeited the processing license in May 2020.

Absolute Healthcare, Inc. dba Emerald Dispensary, an Arizona non-profit corporation ("Emerald")

In May 2019, the Company announced it acquired exclusive rights to operate the Emerald dispensary in Gilbert, AZ, whose license is held by Absolute Healthcare, Inc. Total consideration for the transaction was $18 million in cash. The acquisition closed in May 2019.

GX3 LLC, an Arizona limited liability company ("GX3"), GGM LLC, an Arizona limited liability company (together with GX3, "Glendale Greenhouse") and Phytotherapeutics Management Services, LLC ("Phytotherapeutics")

In June 2019, the Company announced that it had made two separate acquisitions in Arizona for combined consideration of $25.5 million, of which $3.5 million was payable in Subordinate Voting Shares and $22 million in cash.

The Company entered into an agreement to acquire Glendale Greenhouse, a vertically integrated cannabis business operating a cultivation and processing facility, as well as a retail location, which was rebranded as Curaleaf after the transaction closed.

The Glendale Greenhouse production facility is a 20,000 square-foot, multi-level cultivation center which is capable of producing 3,600 pounds of flower annually. Additionally, the acquisition included a 1,500 square-foot dispensary, located directly off the Agua Fria Freeway with 90,000 cars passing daily, which was expanded to nearly 5,000 square-feet subsequent to the close of the transaction. Glendale Greenhouse holds the master lease on the 15,000 square-foot multi-tenant building where the dispensary is located. The facility also operates a CO2 extraction lab and a kitchen, which is already producing various edible lines such as mints, gummies, brownies and ice cream. This acquisition closed in August 2019.

Additionally, Curaleaf agreed to acquire Phytotherapeutics Management Services, LLC, which operates under the license of Phytotherapeutics of Tucson, LLC. This acquisition closed in July 2019. Upon close of the transaction, the license associated with the dispensary was applied to a newly developed, flagship dispensary located at 2175 N 83rd Avenue, which is part of an exciting Phoenix metro submarket with close access to the I-10 Freeway. The dispensary is in the immediate vicinity of the nationally recognized Ak-Chin Pavilion, a popular outdoor amphitheater and concert stadium hosting nearly forty events a year. This new location on 83rd Avenue has brought Curaleaf's store count in Arizona to eight, all in Maricopa county.

Approval for Change of Ownership and Control in Massachusetts

On August 9, 2019, the Company announced that it had been granted approval for its change of ownership and control by the Cannabis Control Commission ("CCC"). Subsequently, on September 13, 2019, the Company announced that it had been granted approval for three final adult-use licenses by the CCC. One license was a retail license co-located with the current medical retail location in Oxford, with adult-use sales launching in Oxford in November 2019. The other two licenses were for cultivation and manufacturing co-located with the current medical cultivation and manufacturing facility in Webster. On December 19, 2019, the Company announced it had been granted final approval for an adult-use retail license in Provincetown, the state's first adult-use location on Cape Cod, with the Provincetown dispensary opening in January 2020. On February 6, 2020, the Company announced it had been granted final approval for an adult-use retail license in Ware, with the Ware dispensary opening in March 2020. In addition to the adult-use licenses mentioned above, Curaleaf currently has medical retail locations in Hanover and Oxford.

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Sale-Leaseback Transaction

On August 27, 2019, the Company announced it had signed a sale-leaseback agreement with Freehold Properties valued at approximately $28.3 million for six of its properties in Florida, Massachusetts and New Jersey. As a result of the transaction, Curaleaf sold a portion of its real estate assets while retaining use of the properties for cultivation, processing and retail, respectively. The sale price of $28.3 million for the six properties covers initial investment plus all tenant improvements made to date and the proceeds were used for capital expenditures and acquisition purposes.

DTC Eligibility

On August 21, 2019, the Company announced it had obtained eligibility with The Depository Trust Company ("DTC") for its shares listed on the OTCQX. DTC is a subsidiary of the Depository Trust & Clearing Corporation, a U.S. company that manages the electronic clearing and settlement of publicly traded companies. DTC eligibility provides cost benefits for investors and brokers trading in our securities in the United States.

BUSINESS OF THE COMPANY

About Curaleaf

Curaleaf is a leading U.S. provider of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise, and reliability, the Company, and its brands, including Curaleaf, Select, and Grassroots, provide industry-leading services, product selection and accessibility across the medical and adult-use markets. Headquartered in Wakefield, Massachusetts, the Company operates in 23 U.S. states, and, as of December 31, 2021, operated 117 dispensaries, 25 cultivation sites in the U.S., with total domestic cultivation capacity of approximately 3.7 million square feet, and 30 processing sites in the U.S. with a focus on highly populated, limited license states, including New York, New Jersey, Florida, Illinois, Pennsylvania, and Massachusetts. The Company leverages its extensive research and development capabilities to distribute cannabis products with the highest standard for safety, effectiveness, consistent quality, and customer care. The Company is committed to leading the industry in education and advancement through research and advocacy. The Company markets to medical and adult-use customers through brand strategies intended to build trust and loyalty.

The Company was an early entrant into the U.S. state-legal cannabis industry, which remains one of the fastest growing industries in the U.S. Formed in 2010, the Company began as a medical device company, and was the first to develop and patent a medical cannabis vaporizing unit capable of delivering single metered doses of cannabis medicine to patients (see “Business of the Company - Intellectual Property”). Curaleaf entered the cannabis business in 2011 as the operator of Compassionate Sciences ATC, one of the original six vertically-integrated medical cannabis license holders in the state of New Jersey.

Currently, the Company is a diversified holding company dedicated to delivering market-leading products and services while building trusted national brands within the legal cannabis industry. Through its team of physicians, pharmacists, medical experts, and industry innovators, the Company has developed a portfolio of branded cannabis-based therapeutic offerings in multiple formats and a strategic network of branded retail dispensaries.

The Company is operated by an executive team that has significant experience in the cannabis industry and a robust operational and acquisition track-record as to all facets of the Company’s operations, which has executed its business plan to rapidly scale its business.

The Company's Subordinate Voting Shares are listed on the CSE under the symbol "CURA" and on the OTCQX under the symbol "CURLF".

In order to achieve its strategy, the Company has completed several acquisitions since its formation. The Company expects to continue to actively pursue other acquisition, disposition and investment opportunities in the future.

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Operating Segments

The Company currently operates in two segments:

·     Cannabis Operations (including hemp). The Company engages in the production and sale of cannabis, including hemp, via retail and wholesale channels. As of December 31, 2021, the Company operates 117 retail dispensaries in 19 states, as well as 25 domestic cultivation sites in 17 states, and 30 processing sites in 21 states which sell cannabis through wholesale channels.

·     Non-Cannabis Operations. The Company provides professional services including cultivation, processing and retail know-how and back office administration, intellectual property licensing, real estate leasing services, and lending facilities to medical and adult-use cannabis licensees under management service agreements. The Company provides services to two integrated cannabis licensees in Maine. The management fee income for services rendered to these licensees eliminates upon consolidation due to obtaining operational control and substantially all economic benefits of the entities holding the licenses as a result of changes in Maine state regulations

US Operations

As of December 31, 2021, the Company derives the majority of its revenues from the cannabis industry in certain U.S. states, which industry is illegal under U.S. Federal Law. As of December 31, 2021, nearly 100% of the Company’s operations are in the United States. The Company is directly involved (through its subsidiaries) in both the adult-use and medical cannabis industry in the states of Arizona, Arkansas, California, Colorado, Connecticut, Florida, Illinois, Kentucky, Maine, Maryland, Massachusetts, Michigan, Nevada, New Jersey, New York, North Dakota, Ohio, Oregon, Pennsylvania, Utah, Colorado, and Vermont, as permitted within such states under applicable state law which states have regulated such industries, and has partnered with an accredited medical school and obtained a "clinical registrant" license in Pennsylvania.

As of December 31, 2021, the Company operates in the United States as more specifically described in the below table. For further details on the Company's operations in the United States, see the "United States Regulatory Overview" section of this AIF.

Curaleaf Operations Overview(1)

State	Medicinal Legalization	Adult-use Legalization	Dispensaries	Processing Facilities(2)	Cultivation Sites(2)	Square Feet

AZ	2010	2020	9	2	2	119,400
AR	2016	N/A	1	-	-	-
CA	1996	2016	-	2	-	-
CO	2000	2012	2	1	3	2,195,475
CT	2012	2021	4	1	1	60,000
FL	2014	N/A	42	2	3	460,772
IL(3)	2013	2019	10	1	1	70,000
KY(4)	2013	N/A	-	1	-	-
ME	1999	2019	5	2	1	86,800
MD(5)	2013	N/A	4	1	1	55,000
MA(6)	2012	2016	4	2	2	157,000
MI	2008	2018	4	1	-	-
MO(7)	2018	N/A	-	1	-	-
NV(8)	2013	2016	3	2	2	60,072
NJ	2010	2020	3	2	2	153,150
NY	2014	2021	4	1	1	72,000
ND	2016	N/A	4	1	1	33,000
OH	2016	N/A	2	1	1 Level I	30,000
OK(9)	2018	N/A	-	-	-	-
OR	1998	2014	1	2	1	37,000
PA	2016	N/A	12	2	2	125,000
UT	2018	N/A	1	1	-	-
VT	2004	N/A	2	1	1	13,000

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Notes:

(1) Licensed operations of the Company's subsidiaries that are consolidated based on ownership, management agreement or similar contractual relationships.

(2) The Company has multiple production licenses and/or facilities in certain states. The above table sets out the number of states in which the Company currently holds operational licenses. In total, the Company has 30 processing sites and 25 cultivation sites in the U.S.

(3) In Illinois, five dispensaries are adult use only; five are medical and adult use combined.

(4) Kentucky has not legalized medical cannabis, but does permit hemp cultivation and processing. In Kentucky, the Company holds a hemp processor/handler license issued by the Kentucky Department of Agriculture and operates out of a 74,000 square foot facility.

(5) Of the five licensed dispensaries in Maine, one is adult use only and four are medical only.

(6) Of the four licensed dispensaries in Massachusetts, two are is medical only, one is adult use only, and one is medical and adult use combined.

(7) While the Company, its subsidiaries, or affiliates, may have rights to certain dispensary licenses in Missouri, these are not included above since the Company, its subsidiaries, or affiliates do not intend to operationalize these licenses.

(8) Nevada licensed dispensary count excludes rights held by a Grassroots subsidiary to acquire certain dispensary licenses in the state. These licenses are excluded since the Company has not realized these rights at this time.

(9) Oklahoma dispensaries are no longer operational.

Foreign Operations

In April 2021, the Company completed the acquisition of EMMAC, the largest vertically integrated independent cannabis company in Europe, and entered key European medical cannabis markets, including in the UK, Germany, Italy, Spain, Portugal, Switzerland, and Malta. The Company derives its retail cannabis revenues in the UK, where it holds a pharmacy license which enables it to fulfil cannabis prescriptions directly to the patient through its online pharmacy. In Germany, the Company supplies cannabis on a wholesale basis to pharmacies and to other distributors. All product that is supplied to Israel is sold to a wholesaler who imports the Company’s flower. Non cannabis revenues are all derived from wholesale operations in Spain, the UK, Switzerland, and Germany. See “Three Year History – 2021 – Acquisition – EMMAC Life Sciences Limited, a corporation existing under the laws of England and Wales” for more information regarding the EMMAC Transaction.

Principal Products and Services

The Company, through its subsidiaries and affiliates, operates in highly regulated markets that require expertise in cultivation, manufacturing, retail operations, and logistics. The Company leverages its internal research and development capabilities to assist its state-licensed entities to manufacture cannabis products in multiple formats with the high standards for safety, effectiveness, consistent quality and customer care. Currently, the Company’s U.S. subsidiary entities cultivate, process, market and/or dispense a wide-range of permitted cannabis products across its operating markets, including: flower, pre-rolls and flower pods, dry-herb vaporizer cartridges, concentrates for vaporizing such as pre-filled vaporizer cartridges and disposable vaporizer pens, concentrates for dabbing such as distillate droppers, mints, topical balms and lotions, tinctures, lozenges, capsules, and edibles.

In most of the Company's U.S. and Europe markets, its licensed entities are vertically-integrated, meaning the entire supply chain is managed from seed to sale, cultivating cannabis flower, processing the flower into manufactured products, and selling the product to registered patients and/or legal adult-use consumers. In most U.S. states in which its licensed entities operate, products are sold under the Curaleaf and Select brands, and in Curaleaf dispensaries. The Company is committed to be the industry's leading resource in education and advancement through research and advocacy, and is focused on developing a trusted, national brand.

The Company believes that it has developed the in-house resources to ensure its U.S. state-licensed entities maintain best practices in cannabis cultivation, processing and dispensing and are dedicated to staying at the forefront of technology in the industry. The Company continues to invest strategically in infrastructure to ensure its U.S. state-licensed entities maintain low overall production costs and adaptability in their product mix to ensure timely response to the rapidly developing cannabis market. The Company intends to use its footprint to share know-how and technology throughout its operation.

•	Cultivation: The Company’s U.S. cultivation facilities have grown over 303 strains of cannabis, which have been tested and characterized for yield, cannabinoid content and other properties. Additionally, the Company’s state-licensed entities cultivate cannabis using a variety of methods, including greenhouse, outdoor, indoor, and two-tier indoor cultivation.

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•	Extraction and Purification: The Company’s U.S. extraction facilities use proprietary processes for cannabis and terpene purification. The Company believes its manufacturers are industry leaders in achieving the desired composition of cannabinoids and terpenes in finished products through processing and purification, thereby enabling timely response to trends in medical product formulation.
•	Formulation and Quality Control: The Company's U.S. processing facilities produce across the range of solid, liquid and inhaled products utilizing its vast in-house knowledge and experience. By combining expert cultivation, manufacturing and analytical laboratory operations, our processors have developed a complete in-house quality assurance and quality control program. In-house quality assurance enables rapid product development cycles and production of higher quality consumer products.

The new Curaleaf International platform includes cultivation, EU GMP-certified processing, distribution, and R&D operations across several key European medical cannabis markets, including the United Kingdom, Germany, Italy, Spain, and Portugal. Terra Verde, Curaleaf International's European market cultivation facility in Portugal, is one of the oldest licensed cannabis growing facilities in Europe with approximately three hectares of cultivation area and is an industry leader on the cannabis production cost efficiency front. The Portugal based cultivation facility provides Curaleaf International with the potential to serve customers across key European medical cannabis markets as well as supporting exports to countries such as Israel, among others. Curaleaf International plans to significantly increase its cultivation capacity in 2021, and to exceed 10 tons per year by 2022, in order to accommodate future growth related to the expansion of access to cannabis across the major European medical and adult-use, as well as export markets. Curaleaf International also has an operational presence and partnerships in European Union countries that are enacting new medical cannabis access programs. Curaleaf International will also serve as the platform for other possible acquisitions in Europe and adjacent areas, and for its participation in pilot adult-use programs.

Research and Development

The Company's research and development activities primarily focus on optimizing cultivation and manufacturing techniques, developing new manufactured products, and on the medical benefits of cannabis.

The Company collects data on the number of grams of cannabis flower produced per watt of light, per square foot, and per plant. This allows cultivators to gain insights on optimal cultivation methods by adjusting certain variables such as cannabis strain variety and plant spacing. The Company’s cultivators also institute pest management techniques in facilities and document successes and failures, sharing this knowledge across its cultivation operations.

The Company also researches new methods of cannabis extraction for the development of new manufactured products. The Company's research and development activities operate on an on-going basis as the Company continually seeks to improve current methods for our licensed businesses.

Production and Sales

As of December 31, 2021, the Company had 25 domestic cultivation facilities totaling approximately 3.7 million square feet. As of December 31, 2021, the Company had 30 U.S. processing facilities. Each new manufacturing site is built to ISO 8 clean room specifications and employs advanced nutritional and pharmaceutical formulations technology for optimal delivery methods. Each production facility (cultivation and processing) primarily focuses on the commercialization of cannabis products, with a strict focus on quality control and patient care. Illustrating this commitment, our Florida operations were the first in the cannabis industry to receive the Safe Quality Food certification under the Global Food Safety Initiative. See “Risks Factors – General Business Risks – COVID -19 Pandemic” in the “Risk Factors” section of the Annual MD&A.

The Company’s primary method of sales in the U.S. currently occur through its licensed dispensaries across the U.S. Also, the Company’s dispensaries offer home delivery services across the states of Arizona, Colorado, Florida, Illinois, Maine, Maryland, Massachusetts, Nevada, New Jersey, and New York, in compliance with all state regulations. In Nevada, Utah, and Florida, the Company offers drive-thru service at select dispensaries. In multiple states, our dispensaries offer customers the option to order online to pick-up in store. In Europe, the method of sales occurs through medical cannabis distribution in the UK, Germany, and Switzerland, a medical cannabis pharmacy (direct to patient) in the UK, supplying medical cannabis wholesale to several jurisdictions, primarily to Israel and Germany as well as selling CBD wholesale throughout Europe.

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Curaleaf aims to expand dispensaries e-commerce operations and delivery operations, where permitted, to offer convenient access for its customers and meet the demands of an evolving retail landscape.

Seasonality

The Company’s business and operations do not experience marked seasonality. However, in certain regions (especially the west coast of the United States), the cannabis industry can be subject to seasonality in some states that allow home grow. Because homegrown plants are typically harvested in the late summer or early fall, there can be some deceleration in retail and wholesale sales trends during these months as these private supplies are consumed.

Intellectual Property

Curaleaf has developed multiple proprietary product formats, technologies and processes to ensure the high quality of its premium cannabis products. These proprietary technologies and processes include its cultivation and extraction techniques, product formulations and cannabis delivery and monitoring systems. While actively determining and pursuing the patentability of these processes and materials, Curaleaf ensures confidentiality through the use of non-disclosure and/confidentiality agreements.

Curaleaf has spent considerable time and resources to establish a premium and recognizable brand amongst consumers and retailers in the cannabis industry. As of December 31, 2021, Curaleaf has 1 federally registered patent with the United States Patent and Trademark Office (“USPTO”). Additionally, as of December 31, 2021, 16 trademarks were currently filed and pending approval with the USPTO, and Curaleaf is actively pursuing the filing of additional trademarks. All patent and trademarks are further described below.

In addition to its patent and pending trademarks, Curaleaf owned, as of December 31, 2021, numerous website domains, including www.curaleaf.com, as well as numerous social media accounts across all major platforms.

Curaleaf maintains an in-house legal team, as well as engages outside legal counsel, to actively monitor and identify potential infringements on its intellectual property.

Patents

As of December 31, 2021, Curaleaf has 1 federally registered patent with the USPTO:

	Filing Date	Patent Number	Description
1.	7/20/2012	8910630	Cannabis drug delivery and monitoring system

Trademarks

Additionally, as of December 31, 2021, Curaleaf had 16 pending trademarks with the USPTO, all pertaining to use of the Curaleaf brands and related goods associated with the Curaleaf brands and/or names.

	Filing Date	Serial Number	Word Mark	Trademark
1.	6/25/2018	88013026	CURALEAF
2.	8/27/2018	88093822	CURALEAF
3.	9/17/2018	88120354	CURALEAF

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	Filing Date	Serial Number	Word Mark	Trademark
4.	11/28/2018	88208490	UKU
5.	12/20/2018	87825460	S SELECT
6.	12/20/2018	87825463	S
7.	12/20/2018	87825466	SELECT
8.	3/13/2019	88338635	S SELECT
9.	3/13/2019	88338643	S
10.	4/8/2019	88376366	SELECT BETTER
11.	6/27/2019	88490971	GRASSROOTS
12.	7/15/2019	88514467	WELCOME TO BETTER
13.	7/30/2019	88549790	SELECT BETTER
14.	12/12/2019	88725076	CANNABIS WITH CONFIDENCE
15.	7/29/2020	90080123	MYO PLANT NUTRITION
16.	8/19/2021	90892063	WOMEN’S CANNABIS COLLECTIVE S SELECT

Curaleaf also has a registered trademark in the State of Connecticut (Connecticut registration number 3946987 filed September 22, 2017) for retail use of the Curaleaf brand for marketing purposes and related goods and services.

All federal registered trademarks in the U.S. described above are subject to renewal ten (10) years from the date of registration and the Connecticut trademark described above is subject to renewal five (5) years from the date of registration.

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Competitive Conditions

The cannabis industry is highly competitive. The Company competes on quality, price, brand recognition, and distribution strength. The Company’s cannabis products compete with other products for consumer purchases, as well as shelf space in retail dispensaries and wholesaler attention. The Company competes with numerous cannabis producing companies with various business models, from small family-owned operations to multi-billion dollar market capitalized multi-state operators. In certain markets, such as California, there are also a number of illegally operating dispensaries, which serve as competition as well.

The Company maintains an operational footprint primarily in states with natural high barriers to entry and limited market participants due to the limited availability of state licenses or local permitting as well as stringent operating and capital requirements. The majority of the markets in which the Company’s licensees operate have formal regulations limiting the number of cannabis licenses that will be awarded, helping to ensure the Company’s market share is protected in these limited-market states under the current regulatory framework.

As cannabis remains federally illegal in the U.S., businesses seeking to enter the industry face additional challenges when accessing capital. Presently, there exists no reliable source of U.S. bank lending or equity capital available to fund operations in the U.S. cannabis sector. Nevertheless, the Company is well-capitalized, and believes that the level of expertise and significant capital investment required to operate a large-scale, vertically-integrated cannabis operations make it difficult and inefficient for smaller cannabis operators to enter this sector of the market. As the cannabis industry continues to rapidly expand and its liberalization accelerates, it should be expected that the Company will face competition from other companies, some of which can be expected to have longer operating histories and more financial, production, and marketing resources and experience than the Company.

International Operations

In April 2021, the Company completed the acquisition of EMMAC, the largest vertically integrated independent cannabis company in Europe, and entered key European medical cannabis markets, including in the UK, Germany, Italy, Spain, Portugal, Switzerland, and Malta. See the “General Development of the Business – Three Year History – 2021 – EMMAC Life Sciences Limited, a corporation existing under the laws of England and Wales” section herein for additional details. As a result of such acquisition, the Company also faces competition from a number of companies operating in the European medical cannabis sector and in each specific country where the Company operates and intends to operate. The Company derives its retail cannabis revenues in the UK, where it holds a pharmacy license which enables it to fulfill cannabis prescriptions directly to the patient through its online pharmacy. In Germany, the Company supplies cannabis on a wholesale basis to pharmacies and to other distributors. All product that is supplied to Israel is sold to a wholesaler who imports the Company’s flower. Non cannabis revenues are all derived from wholesale operations in Spain, the UK, Switzerland, and Germany.

Employees

As at December 31, 2021, the Company had 5,138 employees.

Compliance and Monitoring

As of the date of this Annual Information Form, the Company believes that each of its licensed operating entities (a) holds all applicable licenses to cultivate, manufacture, possess, and/or distribute cannabis in each respective state, and (b) is in good standing and in material compliance with each respective state’s cannabis regulatory program. The Company’s subsidiaries in Florida and Oregon have been cited for regulatory non-compliance by the respective state cannabis regulator, which citations may result in immaterial fines and, in the case of Oregon, temporary suspension of one of its processing licenses in the state. Otherwise, the Company is in material compliance with its obligations under state laws related to its cannabis cultivation, processing and dispensary licenses, other than minor violations that would not result in a material fine, suspension or revocation of any relevant license.

The Company uses reasonable commercial efforts to ensure that its business is in material compliance with laws and applicable licensing requirements and engages in the regulatory and legislative process nationally and in every state it operates through the Company’s compliance department, government relations department, outside government relations consultants, cannabis industry groups and legal counsel.

The compliance department consists of the Company’s Chief Compliance Officer (“CCO”), James Shorris, as well as regional and state-level compliance officers. Each compliance officer is charged with knowing the local regulatory process in the state or states for which he or she is responsible and for monitoring developments with their governing bodies. Each compliance officer regularly

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reports regulatory developments to the Company’s CCO through written and oral communications and are charged with the creation and implementation of plans regarding all regulatory developments. The Company’s CCO works with external legal advisors in the states in which the Company operates with a view to ensuring that the Company is in on-going compliance with applicable state laws.

The Government Relations Department, consisting of Senior Vice President, Ed Conklin, and two vice-presidents, works closely with Curaleaf management to develop relationships with local and state regulators, industry groups, and elected officials in order to effectively monitor and engage in the regulatory and legislative processes. The Company’s Government Relations Department develops strategies, engages legislative consultants, directly lobbies and works with third party groups to protect the Company’s right to operate and to advocate for legislation, regulations and oversight under which it can be successful.

Although the Company believes that its business activities are materially compliant with applicable and state and local laws of the U.S., strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under U.S. federal law nor provide a defense to any federal proceeding which may be brought against the Company. Any such proceedings brought against the Company may result in a material adverse effect on the Company. The Company derives nearly 100% of its revenues from the cannabis industry in certain states, which industry is illegal under United States federal law. Even where the Company’s cannabis-related activities are compliant with applicable state and local law, such activities remain illegal under U.S. federal law. The enforcement of relevant federal laws is a significant risk. See “Risk Factors”.

United States Customs and Border Protection (“CBP”) enforces the laws of the United States. Crossing the border while in violation of the CSA and other related United States federal laws may result in denied admission, seizures, fines, and apprehension. CBP officers administer the United States Immigration and Nationality Act to determine the admissibility of travelers who are non-U.S. citizens into the United States. An investment in the Company, if it became known to CBP, could have an impact on a non-U.S. citizen’s admissibility into the United States and could lead to a lifetime ban on admission. Medical cannabis has been protected against enforcement by enacted legislation from the United States Congress in the form of the Rohrabacher-Farr Amendment (“Rohrabacher-Farr Amendment”), which prevents federal prosecutors from using federal funds to impede the implementation of medical cannabis laws enacted at the state level, subject to the United States Congress restoring such funding. One legislative safeguard for the medical cannabis industry remains in place: Congress has passed a so-called “rider” provision in the FY 2015, 2016, 2017, 2018, 2019, 2020 and 2021 Consolidated Appropriations Acts to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. The rider is known as the "Rohrabacher-Farr" Amendment after its original lead sponsors (it is also sometimes referred to as the “Rohrabacher-Blumenauer” or “Joyce-Leahy” Amendment, but it is referred to in this MD&A as “Rohrabacher-Farr Amendment”). In 2021, President Biden became the first president to propose a budget with the Rohrabacher-Farr Amendment included. On February 18, 2022, the amendment was renewed through the signing of a stopgap spending bill, effective through March 11, 2022.

In addition to the above disclosure, please see the heading “Risk Factors” in the Annual MD&A for further risk factors associated with the operations of the Company and the Company. The section titled “The States we Operate in, their Legal Framework and How it Affects our Business” in the Annual MD&A is hereby incorporated by reference. A copy of the Annual MD&A can be found on www.sedar.com under the Company’s profile.

UNITED STATES REGULATORY OVERVIEW

In accordance with the Canadian Securities Administrators Staff Notice 51-352 (Revised) dated February 8, 2018 – Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”), below is a discussion of the federal and state-level U.S. regulatory regimes in those jurisdictions where the Company is currently directly involved, through its subsidiaries, in the cannabis industry.

In accordance with Staff Notice 51-352, the Company evaluates, monitors and reassesses this disclosure, and any related risks, on an ongoing basis and the same will be supplemented, amended, and communicated to investors in public filings, including in the event of government policy changes or the introduction of new or amended guidance, laws or regulations regarding the cannabis industry. Any non-compliance, citations or notices of violation which may have an impact on the Company’s licenses, business activities or operations will be promptly disclosed by the Company.

The Company is involved (through its licensed subsidiaries) in the cannabis industry in the U.S. where local state laws permit such activities. Currently, its subsidiaries and managed entities are directly engaged in the cultivation, manufacture, processing, sale, and distribution of cannabis and hold licenses in the adult-use and/or medicinal cannabis marketplace in the states of Arizona, Arkansas, California, Colorado, Connecticut, Florida, Illinois, Kentucky (hemp only), Maine, Maryland, Massachusetts, Michigan, Missouri, Nevada, New Jersey, New York, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Utah, and Vermont; and have partnered with an accredited medical school and obtained a “clinical registrant” license in Pennsylvania. In addition, the Company is indirectly involved (through management services which include the use of the “Curaleaf” brand and retail and cultivation and production operations, human

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resources, finance and accounting, marketing, sales, and legal and compliance support services) in both the adult-use and medical cannabis industry in the states of Maine and Arkansas.

As of the date of this Annual Information Form, the majority of the Company’s business was directly derived from U.S. cannabis-related activities. As such, the Company’s statement of financial position and statement of profits and losses exposure to U.S. cannabis-related activities is nearly 100%.

Regulation of Cannabis in the United States Federally

The United States federal government regulates drugs through the federal Controlled Substances Act (21 U.S.C. § 811) (the “CSA”), which places controlled substances, including cannabis, in one of five different schedules. Cannabis, except hemp containing less than .3% (on a dry weight basis) of the psychoactive ingredient in cannabis, is classified as a Schedule I drug. As a Schedule I drug, the federal Drug Enforcement Agency considers cannabis to have a high potential for abuse, no currently accepted medical use in treatment in the United States, and a lack of accepted safety for use of the drug under medical supervision1. The classification of cannabis as a Schedule I drug is inconsistent with what the Company believes to be many valuable medical uses for cannabis accepted by physicians, researchers, patients, and others. As evidence of this, the FDA on June 25, 2018 approved Epidiolex (CBD) oral solution with an active ingredient derived from the cannabis plant for the treatment of seizures associated with two rare and severe forms of epilepsy, Lennox-Gastaut syndrome and Dravet syndrome, in patients two years of age and older. This is the first FDA-approved drug that contains a purified drug substance derived from the cannabis plant. CBD is a chemical component of cannabis that does not contain the intoxication properties of THC (“THC”), the primary psychoactive component of cannabis2. The Company believes the CSA categorization as a Schedule I drug is not reflective of the medicinal properties of cannabis or the public perception thereof, and numerous studies show cannabis is not able to be abused in the same way as other Schedule I drugs, has medicinal properties, and can be safely administered3.

The federal position is also not necessarily consistent with democratic approval of cannabis at the state government level in the United States. Unlike in Canada, which has federal legislation uniformly governing the cultivation, distribution, sale and possession of cannabis under the Cannabis Act, S.C. 2018, c. 16, (Canada) and the Cannabis for Medical Purposes Regulations, cannabis is largely regulated at the state and local level in the United States. State laws regulating cannabis conflict with the CSA, which makes cannabis use and possession federally illegal. Although certain states and territories of the United States authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under United States federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal, and any such acts are criminal acts. Although the Company’s activities are compliant with applicable state and local laws, strict compliance with state and local laws with respect to cannabis may neither absolve the Company of liability under United States federal law nor provide a defense to federal criminal charges that may be brought against the Company. The Supremacy Clause of the United States Constitution establishes that the United States Constitution and federal laws made pursuant to it are paramount and, in case of conflict between federal and state law, federal law shall apply.

Nonetheless, 44 U.S. states, the District of Columbia, and the territories of Puerto Rico, the U.S. Virgin Islands, Guam, and the Northern Mariana Islands have legalized some form of cannabis for medical use, while 19 states and the District of Columbia have legalized the adult-use of cannabis for recreational purposes. As more and more states legalized medical and/or adult-use cannabis, the federal government attempted to provide clarity on the incongruity between federal prohibition under the CSA and these state-legal

1 21 U.S.C. 812(b)(1).

2 Cannabis containing THC is more commonly referred to in state laws and regulations as marijuana. Unless otherwise noted herein, we use cannabis and marijuana interchangeably.

3 See Lachenmeier, DW & Rehm, J. (2015). Comparative risk assessment of alcohol, tobacco, cannabis and other illicit drugs using the margin of exposure approach. Scientific Reports, 5, 8126. doi: 10.1038/srep08126; Thomas, G & Davis, C. (2009). Cannabis, Tobacco and Alcohol Use in Canada: Comparing risks of harm and costs to society. Visions Journal, 5. Retrieved from http://www.heretohelp.bc.ca/sites/default/files/visions_cannabis.pdf; Jacobus et al. (2009). White matter integrity in adolescents with histories of marijuana use and binge drinking. Neurotoxicology and Teratology, 31, 349-355. https://doi.org/10.1016/j.ntt.2009.07.006; Could smoking pot cut risk of head, neck cancer? (2009 August 25). Retrieved from https://www.reuters.com/article/us-smoking-pot/could-smoking-pot-cut-risk-of-head-neck-cancer-idUSTRE57O5DC20090825; Watson, SJ, Benson JA Jr. & Joy, JE. (2000). Marijuana and medicine: assessing the science base: a summary of the 1999 Institute of Medicine report. Arch Gen Psychiatry Review, 57, 547-552. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/10839332; Hoaken, Peter N.S. & Stewart, Sherry H. (2003). Drugs of abuse and the elicitation of human aggressive behavior. Addictive Behaviours, 28, 1533-1554. Retrieved from http://www.ukcia.org/research/AgressiveBehavior.pdf; and Fals-Steward, W., Golden, J. & Schumacher, JA. (2003). Intimate partner violence and substance use: a longitudinal day-to-day examination. Addictive Behaviors, 28, 1555-1574. Retrieved from https://www.ncbi.nlm.nih.gov/pubmed/14656545

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regulatory frameworks. Notwithstanding the foregoing, cannabis remains illegal under U.S. federal law, with cannabis listed as a Schedule I drug under the CSA.

Until 2018, the federal government provided guidance to federal law enforcement agencies and banking institutions regarding cannabis through a series of memoranda from the Department of Justice (“DOJ”). The most recent such memorandum was drafted by former Deputy Attorney General James Cole on August 29, 2013 (the “Cole Memorandum”)4. The Cole Memorandum offered guidance to federal enforcement agencies as to how to prioritize civil enforcement, criminal investigations and prosecutions regarding cannabis in all states, and acknowledged that, notwithstanding the designation of cannabis as a Schedule I controlled substance at the federal level, several states have enacted laws authorizing the use of cannabis. The Cole Memorandum also noted that jurisdictions that have enacted laws legalizing cannabis in some form have also implemented strong and effective regulatory and enforcement systems to control the cultivation, processing, distribution, sale and possession of cannabis. As such, conduct in compliance with those laws and regulations is less likely to be a priority at the federal level. The Cole Memorandum was seen by many state-legal cannabis companies as a safe harbor for their licensed operations that were conducted in full compliance with all applicable state and local regulations. However, on January 4, 2018, former U.S. Attorney General Jeff Sessions rescinded the Cole Memorandum. In the absence of a uniform federal policy, U.S. Attorneys with state-legal cannabis programs within their jurisdictions are responsible for establishing enforcement priorities for their respective offices. For instance, Andrew Lelling, a former U.S. Attorney for the District of Massachusetts, stated that while his office would not immunize any businesses from federal prosecution, he anticipated focusing the office’s cannabis enforcement efforts on: (1) overproduction; (2) targeted sales to minors; and (3) organized crime and interstate transportation of drug proceeds. Other U.S. attorneys provided less assurance, promising to enforce federal law, including the CSA in appropriate circumstances. One of those U.S. Attorneys, Greg Scott, the Interim U.S. Attorney for the Eastern District of California, has a history of prosecuting medical cannabis activity: his office published a statement that cannabis remains illegal under federal law, and that his office would “evaluate violations of those laws in accordance with our district’s federal law enforcement priorities and resources”.

Following his election, President Biden appointed Merrick Garland to serve as the U.S. Attorney General. While Attorney General Garland indicated in his confirmation hearing that he did not feel that enforcement of the federal cannabis prohibition against state-licensed business would not be a priority target of Department of Justice resources, no formal enforcement policy has been issued to date. There is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the U.S. Congress amends the CSA with respect to cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current U.S. federal law.

As an industry best practice, despite the rescission of the Cole Memorandum, the Company abides by the following standard operating policies and procedures:

1.	Ensure that its operations are compliant with all licensing requirements as established by the applicable state, county, municipality, town, township, borough, and other political/administrative divisions;
2.	Ensure that its cannabis related activities adhere to the scope of the licensing obtained (for example: in the states where cannabis is permitted only for adult-use, the products are only sold to individuals who meet the requisite age requirements);
3.	Implement policies and procedures to ensure that cannabis products are not distributed to minors;
4.	Implement policies and procedures to ensure that funds are not distributed to criminal enterprises, gangs or cartels;
5.	Implement an inventory tracking system and necessary procedures to ensure that such compliance system is effective in tracking inventory and preventing diversion of cannabis or cannabis products into those states where cannabis is not permitted by state law, or across any state lines in general;
6.	Ensure that its state-authorized cannabis business activity is not used as a cover or pretense for trafficking of other illegal drugs, is engaged in any other illegal activity or any activities that are contrary to any applicable anti-money laundering statutes; and
7.	Ensure that its products comply with applicable regulations and contain necessary disclaimers about the contents of the products to prevent adverse public health consequences from cannabis use and prevent impaired driving.

In addition, the Company conducts background checks to ensure that the principals and management of its operating subsidiaries are of good character, have not been involved with other illegal drugs, engaged in illegal activity or activities involving violence, or use of firearms in cultivation, manufacturing or distribution of cannabis. The Company will also conduct ongoing reviews of the activities of its cannabis businesses, the premises on which they operate and the policies and procedures that are related to

4See James M. Cole, Memorandum for All United States Attorneys (Aug. 29, 2013), available at https://www.justice.gov/iso/opa/resources/3052013829132756857467.pdf

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possession of cannabis or cannabis products outside of the licensed premises, including the cases where such possession is permitted by regulation. See “Business of the Company – Compliance and Monitoring”.

One legislative safeguard for the medical cannabis industry remains in place: Congress has passed a so-called “rider” provision in the FY 2015, 2016, 2017, 2018, 2019, 2020 and 2021 Consolidated Appropriations Acts to prevent the federal government from using congressionally appropriated funds to enforce federal cannabis laws against regulated medical cannabis actors operating in compliance with state and local law. The rider is known as the "Rohrabacher-Farr" Amendment after its original lead sponsors (it is also sometimes referred to as the “Rohrabacher-Blumenauer” or “Joyce-Leahy” Amendment, but it is referred to in this Annual Information Form as “Rohrabacher-Farr Amendment”). In 2021, President Biden became the first president to propose a budget with the Rohrabacher-Farr Amendment included. On February 18, 2022, the amendment was renewed through the signing of a stopgap spending bill, effective through March 11, 2022.

Nevertheless, for the time being, cannabis remains a Schedule I controlled substance at the federal level. The federal government of the U.S. has always reserved the right to enforce federal law regarding the sale and disbursement of medical or adult-use cannabis, even if state law sanctions such sale and disbursement. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Company’s business, results of operations, financial condition and prospects could be materially adversely affected.

There is a growing consensus among cannabis businesses and numerous members of Congress that prosecutorial discretion is not law and temporary legislative riders, such as the Rohrabacher-Farr Amendment, are an inappropriate way to protect lawful medical cannabis businesses. Numerous bills have been introduced in Congress in recent years to decriminalize aspects of state-legal cannabis trades. The Company has observed that each year more congressmen and congresswomen sign on and cosponsor cannabis legalization bills. In light of all this, it is anticipated that the federal government will eventually repeal the federal prohibition on cannabis and thereby leave the states to decide for themselves whether to permit regulated cannabis cultivation, production and sale, just as states are free today to decide policies governing the distribution of alcohol or tobacco.

The most comprehensive proposal for reform of federal legislation on cannabis was introduced on July 14, 2021, by Senate Majority Leader Chuck Schumer (D-NY) along with Cory Booker (D-NJ), and Ron Wyden (D-OR) when they released draft legislation titled the Cannabis Administration and Opportunity Act (the “CAOA”). The CAOA removes cannabis from Schedule 1 of the Controlled Substances Act which would permit its decriminalization and allow the expungement of federal non-violent marijuana crimes. The CAOA would impose a federal tax on cannabis of 10% in its first year of enactment, eventually increasing to 25% in 5% increments. The taxes raised would be used to petition fund programs to benefit communities disproportionately impacted by the “War on Drugs”.

The CAOA enshrines the current state cannabis licensing regimes but introduces additional federal permitting of cannabis wholesalers. Regulatory responsibility for cannabis control would be transferred from the U.S. Drug Enforcement Agency (“DEA”) to the Alcohol and Tobacco Tax and Trade Bureau (“TTB”), the Bureau of Alcohol Tobacco Firearms and Explosives (“ATF”). The publication of the CAOA by Democratic congressional leaders represents a significant milestone in the move toward federal legalization of cannabis. While the CAOA indicates that legalization may come with significant federal tax burden, federal legalization will also bring long-awaited benefits to the industry of the removal of the Section 280e tax burden, clarity as to the status of state-licensed cannabis businesses, broad access to the banking and card payment system, increased availability, and reduced cost, of capital.

At the time of the CAOA announcement, Senator Schumer indicated such a bill currently does not have sufficient support in the Congress to pass. Although he originally targeted Spring 2022 for passage of legislation based on the CAOA draft, he is now targeting formal introduction of a revised draft of the CAOA in the Senate for April 2022, and the contents of such revised draft have not yet been disclosed. Therefore, it is unclear whether provisions in the CAOA that are favorable to the cannabis industry, such as preserving the current state regulatory system, will remain in any final legislation. In addition, the CAOA lacks clarity regarding the transition of cannabis control from the DEA to TTB and the FDA, which presents the risk that existing operators may face a period of regulatory uncertain if legislation similar to the CAOA is enacted. Such uncertainty may impede growth of, and investment in, incumbent cannabis businesses, while exposing them to increased competition from the illicit market.

Another bill, the Marijuana Opportunity Reinvestment and Expungement Act (the “MORE Act”), proposed in the House of Representatives would decriminalize and de-schedule cannabis from the CSA, provide for reinvestment in certain persons adversely impacted by the “War on Drugs,” and provide for expungement of certain cannabis offenses, among other things. On November 20, 2019, the U.S. House of Representatives Judiciary Committee voted to advance the bill to the full House. Although the House of Representatives voted to pass the MORE Act on December 4, 2020, it failed to pass in the Senate prior to the end of the 2020 legislative session.

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There can be no assurance that the CAOA, the MORE Act or similar comprehensive legislation that would de-schedule cannabis and de-criminalize will be passed in the near future or at all. If such legislation is passed, there is no guarantee that it will include provisions that preserve the current state-based cannabis programs under which the Company’s subsidiaries operate or that such legislation will otherwise be favorable the Company and its business.

Money Laundering Laws

Under U.S. federal law, it may potentially be a violation of federal money laundering statutes for financial institutions to take any proceeds from the sale of any Schedule I controlled substance. Due to the CSA categorization of cannabis as a Schedule I drug, federal law makes it illegal for financial institutions that depend on the Federal Reserve’s money transfer system to take any proceeds from marijuana sales as deposits. Banks and other financial institutions could be prosecuted and possibly convicted of money laundering for providing services to cannabis businesses under the U.S. Currency and Foreign Transactions Reporting Act of 1970 (the “Bank Secrecy Act”). Therefore, under the Bank Secrecy Act, banks for other financial institutions that provide a cannabis business with a checking account, debit or credit card, small business loan, or any other service could be charged with money laundering or conspiracy.

While there has been no change in U.S. federal banking laws to accommodate businesses in the large and increasing number of U.S. states that have legalized medical and/or adult-use cannabis, in 2014, the Department of the Treasury’s Financial Crimes Enforcement Network (“FinCEN”) issued guidance to prosecutors of money laundering and other financial crimes (the “FinCEN Guidance”) and notified banks that it would not seek enforcement of money laundering laws against banks that service cannabis companies operating under state law, provided that strict due diligence and reporting standards are met.

The FinCEN Guidance advised prosecutors not to focus their enforcement efforts on banks and other financial institutions that serve cannabis-related businesses, so long as that business is legal in their state and none of the federal enforcement priorities referenced in the Cole Memorandum are being violated (such as keeping cannabis away from children and out of the hands of organized crime). The FinCEN Guidance also clarifies how financial institutions can provide services to cannabis-related businesses consistent with their Bank Secrecy Act obligations, including thorough customer due diligence, but makes it clear that they are doing so at their own risk. The customer due diligence steps include:

1.	Verifying with the appropriate state authorities whether the business is duly licensed and registered;

2.    Reviewing the license application (and related documentation) submitted by the business for obtaining a state license to operate its marijuana-related business;

3.    Requesting from state licensing and enforcement authorities available information about the business and related parties;

4.    Developing an understanding of the normal and expected activity for the business, including the types of products to be sold and the type of customers to be served (e.g., medical versus adult use customers);

5.    Ongoing monitoring of publicly available sources for adverse information about the business and related parties;

6.    Ongoing monitoring for suspicious activity, including for any of the red flags described in this guidance; and

7.    Refreshing information obtained as part of customer due diligence on a periodic basis and commensurate with the risk.

With respect to information regarding state licensure obtained in connection with such customer due diligence, a financial institution may reasonably rely on the accuracy of information provided by state licensing authorities, where states make such information available.

Because most banks and other financial institutions are unwilling to provide any banking or financial services to cannabis businesses, these businesses can be forced into becoming “cash-only” businesses. While the FinCEN Guidance decreased some risk for banks and financial institutions considering serving the industry, in practice it has not increased banks’ willingness to provide services to cannabis businesses, and most banks continue to decline to operate under the strict requirements provided under the FinCEN Guidance. This is because, as described above, the current law does not provide banks immunity from prosecution, and it also requires banks and other financial institutions to undertake time-consuming and costly due diligence on each cannabis business they accept as a customer.

The few state-chartered banks and/or credit unions that have agreed to work with cannabis businesses are limiting those accounts to small percentages of their total deposits to avoid creating a liquidity risk. Since, theoretically, the federal government could change the banking laws as it relates to cannabis businesses at any time and without notice, these state-chartered banks and credit unions must keep sufficient cash on hand to be able to return the full value of all deposits from cannabis businesses in a single day, while also keeping sufficient liquid capital on hand to serve their other customers. Those state-chartered banks and credit unions that do have

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customers in the cannabis industry charge marijuana businesses high fees to pass on the added cost of ensuring compliance with the FinCEN Guidance. Unlike the Cole Memorandum, however, the FinCEN Guidance from 2014 has not been rescinded.

The former Secretary of the U.S. Department of the Treasury, Stephen Mnuchin, publicly stated that he did not have a desire to rescind the FinCEN Guidance.5 The new Secretary of the Treasury, Janet Yellen, has not yet articulated an official Treasury Department position with regard to the FinCEN Guidance and thus as an industry best practice and consistent with its standard operating procedures, the Company adheres to all customer due diligence steps in the FinCEN Guidance.

In both Canada and the United States, transactions involving banks and other financial institutions are both difficult and unpredictable under the current legal and regulatory landscape. Legislative changes could help to reduce or eliminate these challenges for companies in the cannabis space and would improve the efficiency of both significant and minor financial transactions.

In the absence of comprehensive reform of federal cannabis legislation that would decriminalize the cannabis industry, a growing number of members of Congress have expressed support for federal legislation that would eliminate from the scope of federal money laundering statutes the financing activity of businesses operating under state-sanctioned cannabis programs. On September 26, 2019, the U.S. House of Representatives passed the Secured and Fair Enforcement Banking Act of 2019 (commonly known as the “SAFE Banking Act”), which aims to provide safe harbor and guidance to financial institutions that work with legal U.S. cannabis businesses. On May 11, 2020, the U.S. House of Representatives introduced the Health and Economic Recovery Omnibus Emergency Solutions Act (the “HEROES Act”), an economic stimulus package which included the language of the SAFE Banking Act. On September 28, 2020, the House introduced a revised version of the HEROES Act, including the text of the SAFE Banking Act for a second time. The revised bill was passed by the House of Representatives on October 1, 2020 before going to the Senate. On December 21, 2020, Congress reached a deal for a different $900 billion stimulus package. On September 23, 2021, a form of the SAFE Banking Act was approved by the House as part of the National Defense Authorization Act (the “NDAA”) for the fiscal year 2022. While the Safe Banking Act provision were removed from the NDAA in its final form, the passage in this form in the House with 90 Republican House members voting in favor shows increasing bi-partisan support for resolution of the banking issues faced by the industry. While Congress may consider legislation in the future that may permanently address these issues, there can be no assurance of the content of any proposed legislation or that such legislation is ever passed. The Company’s inability, or limitations on the Company's ability, to open or maintain bank accounts, obtain other banking services and/or accept credit card and debit card payments may make it difficult for the Company to operate and conduct its business as planned or to operate efficiently.

Federal Taxation of Cannabis Businesses

An additional challenge to cannabis-related businesses is that the provisions of Section 280E of the Code are being applied by the IRS to businesses operating in the medical and adult-use cannabis industry. Section 280E prohibits businesses from deducting certain expenses associated with the trafficking of controlled substances within the meaning of Schedule I and II of the CSA. The IRS has applied Section 280E broadly in tax audits against various cannabis businesses in the U.S. that are permitted under applicable state laws, seeking substantial sums in tax liabilities, interest and penalties resulting from under payment of taxes due to the lack of deductibility of otherwise ordinary business expenses the deduction of which is prohibited by Section 280E. Although the IRS issued a clarification allowing the deduction of certain expenses that can be categorized as cost of goods sold, the scope of such items is interpreted very narrowly, and the bulk of operating costs and general administrative costs are not permitted to be deducted. Therefore, businesses in the state-legal cannabis industry are subject to higher effective tax rates and thus may be less profitable than they would otherwise be.

Reform of Federal Legislation on Industrial Hemp

On December 20, 2018, former President Trump signed the Agriculture Improvement Act of 2018, Pub. L. 115-334, (popularly known as the “2018 Farm Bill”) into law6. Under the 2018 Farm Bill, industrial and commercial hemp is no longer to be classified as a Schedule I controlled substance in the United States. Hemp includes the plant cannabis sativa L and any part of that plant, including seeds, derivatives, extracts, cannabinoids and isomers, which contain no more than 0.3% of delta-9-THC concentration by dry weight. The 2018 Farm Bill allows states to create regulatory programs allowing for the licensed cultivation of hemp and production of hemp-

5 Angell, Tom. (2018 February 6). Trump Treasury Secretary Wants Marijuana Money In Banks, available at https://www.forbes.com/sites/tomangell/2018/02/06/trump-treasury-secretary-wants-marijuana-money-in-banks/#2848046a3a53; see also Mnuchin: Treasury is reviewing cannabis policies. (2018 February 7), available at http://www.scotsmanguide.com/News/2018/02/Mnuchin—Treasury-is-reviewing-cannabis-policies/.

6 H.R. 2 – 115th Congress (2017-2018): Agriculture Improvement Act of 2018, Congress.gov (2018), https://www.congress.gov/bill/115th-congress/house-bill/2/text.

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derived products. Hemp and products derived from it, such as CBD, may then be sold into commerce and transported across state lines, provided that the hemp from which any product is derived was cultivated under a license issued by an authorized state program approved by the U.S. Department of Agriculture and otherwise meets the definition of hemp.

To date, three different hemp seed-derived ingredients have received generally recognized as safe (“GRAS”) notices from the FDA: hulled hemp seed, hemp seed protein powder, and hemp seed oil. The hemp seed-derived ingredients that are the subject of these GRAS notices contain only trace amounts of THC and CBD, which the seeds may pick up during harvesting and processing when they are in contact with other parts of the plant. Aside from these three hemp seed ingredients, no other cannabis or cannabis-derived ingredients, including ingredients sourced from hemp, have been the subject of a food additive petition, an evaluated GRAS notification, or have otherwise been approved for use in food by the FDA. The FDA’s current stated position is that it is a prohibited act under the Federal Food, Drug, and Cosmetic Act to introduce into interstate commerce a food to which CBD or THC has been added, or to market a product containing these ingredients as a dietary supplement7.

The results of the 2020 Presidential and Congressional elections may impact the likelihood of any legal developments regarding cannabis at the national level, including the passage of the SAFE Banking Act and the MORE Act, as well as potential executive action to clarify federal policy toward the industry, although it is uncertain whether and in what manner any such federal changes will occur. On a federal level, President Joseph R. Biden campaigned on a platform that included cannabis decriminalization. Democrats, who are generally more supportive of federal cannabis reform than Republicans, maintained their majority in the House of Representatives, although at a smaller margin than initially expected, and have gained sufficient seats in the Senate to achieve control.

On a state level, the November 2020 elections included multiple initiatives on state ballots regarding cannabis, all of which passed. In Arizona and New Jersey, two markets where the Company already has medical operations described herein, adult use cannabis ballot initiatives passed. Similarly, adult use passed in Montana, medical use passed in Mississippi, and both adult use and medical use passed in South Dakota. In March 2021, the New York state legislature passed, and Governor Cuomo signed, a bill legalizing adult use cannabis in New York. In April 2021, the state legislatures in Virginia and New Mexico passed, and the respective Governors signed, adult-use legilization bills which, respectively, legalized adult use cannabis in Virginia and New Mexico. Barring any further legal challenges, these states are expected to adopt governing rules and regulations to expand their cannabis programs accordingly.

Application of Immigration Laws

U.S. Customs and Border Protection (“CBP”) enforces the laws of the U.S. Crossing the border while in violation of the CSA and other related U.S. federal laws may result in denied admission, seizures, fines, and apprehension. CBP officers administer the U.S. Immigration and Nationality Act to determine the admissibility of travelers who are non-U.S. citizens into the U.S. An investment in the Company, if it became known to CBP, could have an impact on a non-U.S. citizen’s admissibility into the U.S. and could lead to a lifetime ban on admission.

Service Providers

As a result of any adverse change to the approach in enforcement of U.S. cannabis laws, adverse regulatory or political change, additional scrutiny by regulatory authorities, adverse change in public perception in respect of the consumption of marijuana or otherwise, third party service providers to the Company could suspend or withdraw their services, which may have a material adverse effect on the Company’s business, revenues, operating results, financial condition or prospects.

Ability to Access Capital

Given the current U.S. federal laws regarding cannabis, traditional bank financing is typically not available to U.S. cannabis companies. Specifically, the federal illegality of marijuana in the U.S. means that financial transactions involving proceeds generated by cannabis-related conduct can form the basis for prosecution under money laundering statutes, the unlicensed money transmitter statute and the Bank Secrecy Act. As a result, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Banks who do accept deposits from cannabis-related businesses in the U.S. must do so in compliance with the Cole Memorandum and the FinCEN guidance, both discussed above.

7 Notably, to date the FDA’s enforcement activities in respect of the sale of CBD foods and supplements has been largely focused upon those manufacturers and distributors that have made impermissible claims about the efficacy of CBD for treating certain diseases and medical conditions.

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The Company requires equity and/or debt financing to support on-going operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to the Company when needed or on terms which are acceptable. The Company’s inability to raise financing through traditional banking to fund on-going operations, capital expenditures or acquisitions could limit its growth and may have a material adverse effect upon the Company’s business, results of operations, financial condition or prospects.

Heightened Scrutiny by Regulatory Authorities

For the reasons set forth above, the Company’s existing operations in the U.S., and any future operations or investments of the Company, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to operate or invest in any other jurisdictions, in addition to those described herein.

Change to government policy or public opinion may also result in a significant influence on the regulation of the cannabis industry in Canada, the U.S., or elsewhere. A negative shift in the public’s perception of medical or adult-use cannabis in the U.S. or any other applicable jurisdiction could affect future legislation or regulation, or enforcement. Such a shift could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult-use cannabis, thereby limiting the number of new state jurisdictions into which the Company could expand. Any inability to fully implement the Company’s business strategy in the states in which the Company currently operates or in the Company’s ability to expand its business into new states, may have a material adverse effect on the Company’s business, financial condition, and results of operations. See “Risk Factors”.

Further, violations of any federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions, or settlements arising from civil proceedings conducted by either the federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, asset forfeiture, cessation of business activities or divestiture. Any enforcement action against the Company or any of its licensed operating facilities could have a material adverse effect on (1) the Company’s reputation, (2) the Company’s ability to conduct business, (3) the Company’s holdings (directly or indirectly) of medical or adult-use cannabis licenses in the U.S., (4) the listing or quoting of the Company’s securities on various stock exchanges, (5) the Company’s financial position, (6) the Company’s operating results, profitability, or liquidity, or (7) the market price of the Company’s publicly traded shares. In addition, it is difficult for the Company to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because the time and resources that may be necessary depend on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial. See “Risk Factors”. The Company’s business activities, and the business activities of its subsidiaries, while believed to be compliant with applicable U.S. state and local laws, currently are illegal under U.S. federal law.

Further to the indication by CDS Clearing and Depository Services Inc. (“CDS”), Canada's central securities depository, clearing and settling trades in the Canadian equity, fixed income and money markets that it would refuse to settle trades for cannabis issuers that have investments in the U.S., the TMX Group, the owner and operator of CDS, subsequently issued a statement in August 2017 reaffirming that there is no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S., despite media reports to the contrary and that the TMX Group was working with regulators to arrive at a solution that will clarify this matter, which would be communicated at a later time.

In February 2018, following discussions with the Canadian Securities Administrators and recognized Canadian securities exchanges, the TMX Group announced the signing of a Memorandum of Understanding (“MOU”) with The Aequitas NEO Exchange Inc., the CSE, the Toronto Stock Exchange, and the TSX Venture Exchange. The MOU outlines the parties' understanding of Canada's regulatory framework applicable to the rules, procedures, and regulatory oversight of the exchanges and CDS as it relates to issuers with cannabis-related activities in the U.S. The MOU confirms, with respect to the clearing of listed securities, that CDS relies on the exchanges to review the conduct of listed issuers. As a result, there is currently no CDS ban on the clearing of securities of issuers with cannabis-related activities in the U.S. However, there can be no guarantee that this approach to regulation will continue in the future. If such a ban were to be implemented at a time when the Subordinate Voting Shares are listed on a stock exchange, it would have a material adverse effect on the ability of holders of Subordinate Voting Shares to make and settle trades. In particular, the Subordinate Voting Shares would become highly illiquid as until an alternative was implemented, investors would have no ability to affect a trade of securities through the facilities of the applicable stock exchange. Curaleaf has obtained eligibility with the DTC for its Subordinate Voting Shares quotation on the OTCQX® Best Market and such eligibility provides another possible avenue to clear the Subordinate Voting Shares in the event of a CDS ban. Revocation of DTC eligibility or implementation by DTC of a ban on the clearing of securities

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of issuers with cannabis-related activities in the U.S. would similarly have a material adverse effect on the ability of holders of the Subordinate Voting Shares to make and settle trades.

RISK FACTORS

A discussion of the risks to which Curaleaf is subject is presented in the section entitled "Risk Factors" of the Company’s Annual MD&A, which section is incorporated herein by reference. The Annual MD&A is available on SEDAR at www.sedar.com. See the section entitled "Forward-Looking Statements" on page 2 of this Annual Information Form for a discussion of risks associated with forward-looking statements.

These risks and uncertainties are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or currently deemed immaterial by the Company, may also impair the operations of the Company. If any such risks actually occur, shareholders of the Company could lose all or part of their investment and the business, financial condition, liquidity, results of operations and prospects of the Company could be materially adversely affected and the ability of the Company to implement its growth plans could be adversely affected.

The acquisition of any of the securities of the Company is speculative, involving a high degree of risk and should be undertaken only by persons whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the securities of the Company should not constitute a major portion of an individual's investment portfolio and should only be made by persons who can afford a total loss of their investment. Shareholders should evaluate carefully the risk factors associated with the Company's securities described in the Annual MD&A, along with the risk factors described elsewhere in this Annual Information Form and in the Annual MD&A.

DIVIDENDS

The Company has not declared or paid any cash dividends on its securities in Fiscal 2019, Fiscal 2020 and Fiscal 2021, and does not currently anticipate paying any dividends on its securities, in the near term. The Company currently intends to reinvest its earnings to finance the growth of its business. Any future determination to pay dividends on its securities will be at the discretion of the Board of Directors and will depend on, among other things, the Company's results of operations, current and anticipated cash requirement and surplus, financial condition, contractual restrictions and financing agreement covenants, solvency tests imposed by corporate laws and other factors that the Board of Directors may deem relevant. See "Risk Factors".

DESCRIPTION OF THE CAPITAL STRUCTURE

The following is a summary of the material attributes and characteristics of the Company's authorized share capital. This summary may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company's articles, available on SEDAR on the Company's profile at www.sedar.com.

Authorized and Issued Share Capital

The Company's authorized share capital consists of (i) an unlimited number of Multiple Voting Shares; and (ii) an unlimited number of Subordinate Voting Shares. As at December 31, 2021, 93,970,705 Multiple Voting Shares and 614,369,729 Subordinate Voting Shares were issued and outstanding.

Multiple Voting Shares

Holders of Multiple Voting Shares are entitled to fifteen (15) votes in respect of each Multiple Voting Share held at all meetings of holders of shares, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series. The holders of the Multiple Voting Shares are entitled to receive any dividend, in cash or in property of the Company, declared by the Board of Directors in respect of the Subordinate Voting Shares (on an as-converted to Subordinate Voting Share basis), subject to the rights of the holders Subordinate Voting Shares. No dividend will be declared or paid on the Multiple Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Subordinate Voting Shares. In the event of the payment of a dividend in the form of shares, holders of Multiple Voting Shares shall receive Multiple Voting Shares, unless otherwise determined by the Board of Directors of the Company. The Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holder. The Multiple

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Voting Shares do not carry any pre-emptive, redemption, exchange or retraction rights, nor do they contain any purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities and any other material restrictions, or provisions requiring a securityholder to contribute additional capital.

Subordinate Voting Shares

Holders of Subordinate Voting Shares are entitled to one (1) vote in respect of each Subordinate Voting Share held at all meetings of holders of shares, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series. The holders of the Subordinate Voting Shares are entitled to receive any dividend declared, in cash or in property of the Company, by the Board of Directors in respect of the Subordinate Voting Shares, subject to the rights of the holders Multiple Voting Shares. No dividend will be declared or paid on the Subordinate Voting Shares unless the Company simultaneously declares or pays, as applicable, equivalent dividends (on an as-converted to Subordinate Voting Share basis) on the Multiple Voting Shares. In the event of the payment of a dividend in the form of shares, holders of Subordinate Voting Shares shall receive Subordinate Voting Shares, unless otherwise determined by the Board of Directors. The holders of the Subordinate Voting Shares will be entitled to receive, subject to the rights of the holders of Multiple Voting Shares, the remaining property and assets of the Company available for distribution, after payment of liabilities, upon the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary. The Subordinate Voting Shares do not carry any pre-emptive, redemption, conversion, exchange or retraction rights, nor do they contain any purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities and any other material restrictions, or provisions requiring a securityholder to contribute additional capital.

Options & RSUs

As at December 31, 2021, there were 23,588,635 options to purchase Subordinate Voting Shares issued and outstanding, whether vested or unvested (“Options”). Each Option gives its holder the right to purchase one Subordinate Voting Share. In addition, there were 2,876,413 restricted stock units (“RSUs”) issued and outstanding. Each RSU gives its holder the right to receive a Subordinate Voting Share or a cash payment equivalent to the Fair Market Value (as defined in the Plan) of a Subordinate Voting Share.

Stock and Incentive Plan

The Company's 2018 Stock and Incentive Plan (the "Plan") provides that the Board of Directors may, from time to time by resolution, grant to directors, officers, employees and consultants (who are natural persons) of the Company Options, Stock Appreciation Rights, Restricted Stock and RSUs, Performance Awards, Dividend Equivalents and Other Stock-Based Awards, as such terms are defined in the Plan. The purpose of the Plan is to promote the interests of the Company and its shareholders by aiding the Company in attracting and retaining employees, officers, consultants, advisors and Non-Employee Directors capable of assuring the future success of the Company, to offer such persons incentives to put forth maximum efforts for the success of the Company’s business and to compensate such persons through various stock and cash-based arrangements and provide them with opportunities for stock ownership in the Company, thereby aligning the interests of such persons with the Company’s shareholders. The maximum number of Subordinate Voting Shares reserved for issuance under the Plan at any point and time is 10% of the issued and outstanding Subordinate Voting Shares, including the aggregate number of Subordinate Voting Shares issuable on conversion of the Multiple Voting Shares. A copy of the Plan is available on SEDAR on the Company's profile at www.sedar.com.

Constraints

There are no constraints imposed on the ownership of securities of Curaleaf to ensure a certain level of Canadian ownership of Curaleaf.

Ratings

Curaleaf has not requested nor, to management's knowledge, has Curaleaf received any ratings from any rating organizations in respect of any securities of the Company.

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MARKET FOR SECURITIES AND TRADING PRICE AND VOLUME

Trading Price and Volume

The Subordinate Voting Shares are listed and traded under the symbol "CURA" on the CSE. The following table shows the monthly range of high and low prices per Subordinate Voting Share at the close of market (CSE), as well as monthly volumes and average daily volumes of the Subordinate Voting Shares traded on the CSE from January 1, 2021, being the date of the first trading day of Fiscal 2021, to December 31, 2021, being the end of the Company's most recently completed fiscal year:

Month	Price per Common Share (C$) Monthly High	Price per Common Share (C$) Monthly Low	Subordinate Voting Shares Total Monthly Volume	Subordinate Voting Shares Average Daily Volume
January 2021	$20.21	$16.40	42,363,579	1,366,567
Febrary 2021	$22.83	$17.92	30,082,510	1,074,375
March 2021	$21.51	$17.95	32,203,750	1,038,831
April 2021	$19.00	$16.15	16,865,303	562,177
May 2021	$18.50	$16.88	13,961,271	450,364
June 2021	$18.20	$16.48	9,601,031	320,034
July 2021	$17.62	$14.97	12,662,691	408,474
August 2021	$15.40	$14.30	11,827,784	381,541
September 2021	$15.60	$13.69	10,143,338	338,111
October 2021	$15.20	$11.98	11,149,986	359,677
November 2021	$13.24	$11.19	22,367,712	745,590
December 2021	$12.02	$10.52	20,465,206	660,168

The Company's Subordinate Voting Shares are also listed on the OTCQX under the symbol "CURLF".

The Multiple Voting Shares are not listed for trading on any stock exchange.

Prior Sales

The following tables summarize details of the following securities that are not listed or quoted on a market place issued by Curaleaf, during the most recently completed financial year end.

Options

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Pursuant to the Plan, during the most recently completed financial year, the Company issued the following Options:

Date of Issuance(1)	Number of Options(2)	Exercise Price	Expiry Date	Grant Date Fair Value
March 11, 2021	2,620,800	$19.53	March 11, 2031	$19.53
March 22, 2021	67,506	$19.75	March 22, 2031	$19.75
April 7, 2021	770,823	$21.42	April 7, 2031	$21.42
May 25, 2021	74,647	$17.62	May 21, 2031	$17.62
June 23, 2021	496,766	$17.13	June 23, 2031	$17.13
June 28, 2021	27,351	$18.02	June 28, 2031	$18.02
June 30, 2021	12,403	$17.99	June 30, 2031	$17.47
August 11, 2021	230,028	$15.40	August 11, 2031	$15.30
August 30, 2021	8,761	$15.11	August 30, 2031	$15.10
August 31, 2021	11,124	$15.11	August 31, 2031	$15.10
September 30, 2021	22,514	$15.41	September 30, 2031	$15.41
November 10, 2021	178,166	$12.57	November 10, 2031	$12.57
November 30, 2021	53,120	$12.51	November 30, 2031	$12.51
December 16, 2021	83,787	$11.79	December 16, 2031	$11.79
December 31, 2021	299,641	$11.30	December 31, 2031	$11.30

Note:

(1)	Issued to certain officers and directors of the Company, pursuant to the Plan .
(2)	Vested and non-vested.

RSUs

Pursuant to the Plan, during the most recently completed financial year, the Company issued the following RSUs:

Date of Issuance	Number of RSUs	Exercise Price	Expiry Date	Grant Date Fair Value
March 11, 2021	199,395	N/A	N/A	$19.53
March 22, 2021	50,629	N/A	N/A	$19.75
April 7, 2021	808,289	N/A	N/A	$21.42
May 25, 2021	37,345	N/A	N/A	$17.62
June 23, 2021	172,620	N/A	N/A	$17.13
June 28, 2021	20,513	N/A	N/A	$18.02
June 30, 2021	2,411	N/A	N/A	$17.99
August 11, 2021	309,748	N/A	N/A	$15.30
August 30, 2021	6,571	N/A	N/A	$15.10
August 31, 2021	8,344	N/A	N/A	$15.10
September 9, 2021	135,055	N/A	N/A	$14.30
September 28, 2021	40,554	N/A	N/A	$15.26
September 30, 2021	6,494	N/A	N/A	$15.41
November 30, 2021	14,828	N/A	N/A	$12.51
December 16, 2021	40,731	N/A	N/A	$11.79
December 31, 2021	269,676	N/A	N/A	$11.30

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

Certain directors, officers and significant shareholders of the Company entered into lock-up agreements pursuant to which such parties have agreed, subject to customary carve-outs and exceptions, not to sell any Subordinate Voting Shares (or announce any intention to do so), or any securities issuable in exchange therefor. Further, certain securities of the Company are held in escrow by Odyssey Trust Company, as escrow agent. To the Company's knowledge, the following securities are therefore in escrow or subject to contractual restrictions on transfer as of December 31, 2021:

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Class of Securities	Number of Securities in Escrow or Subject to a Contractual Restriction on Transfer	Percentage of Class
Multiple Voting Shares	46,541,440	49.5%
Subordinate Voting Shares	219,533,144(1)(2)(3)	35.7%

Note:

(1)	Includes 12,829,553 Subordinate Voting Shares escrowed in connection with the Grassroots Transaction, as described in "General Development of the Business – Three Year History – 2020 GR Companies, Inc., a Delaware corporation ("Grassroots").". These Subordinate Voting Shares are escrowed pursuant to an escrow agreement dated July 2020 entered between the Company, the Seller Representative (as such term is defined in the Grassroots Agreement) and Odyssey Trust Company, as escrow agent. Pursuant to the Grassroots Agreement, the escrowed Subordinate Voting Shares will be released on the 180th day following the first anniversary of the closing of the Grassroots Transaction, for distributions to the former holders of common stock of Grassroots.
(2)	Includes 706,096 Subordinate Voting Shares escrowed in connection with the EMMAC Transaction, as described in the “General Development of the Business – Three Year History – 2021 EMMAC Life Sciences Limited, a corporation existing under the laws of England and Wales”). The portion of the consideration to be paid through the issuance of Subordinate Voting Shares was subject to a statutory four-month hold period as well as a lock-up agreement with each recipient restricting trading of the share received, with release of 5% from such restrictions at the end of each calendar quarter following the closing.
(3)	Includes 112,172 Subordinate Voting Shares escrowed in connection with the Cura Transaction, as described in in "General Development of the Business – Three Year History – 2020 Cura Partners, Inc., an Oregon corporation ("Cura Partners" or "Select").". These Subordinate Voting Shares are esrowed pursuant to the escrow agreement dated February 1, 2020 entered between the Company, the Seller Representative (as such term is defined in the escrow agreement) and Odyssey Trust Company, as escrow agent.

DIRECTORS AND OFFICERS OF THE COMPANY

The following table sets out, for each of the Company's directors and executive officers, the person's name, age, state and country of residence, position with the Company, principal occupation(s) during the last five (5) years, and the date on which the person became an officer or director. The Company's directors are elected annually and, unless re-elected, will retire from office at the end of the next annual general meeting of shareholders.

All of the directors and executive officers of the Company, collectively as a group, beneficially own, directly or indirectly, or exercise control or direction over, an aggregate of 75,851,230 Subordinate Voting Shares (or approximately 12.4% of Subordinate Voting Shares) and 93,970,705 Multiple Voting Shares (or 100.0% of Multiple Voting Shares).

Under NI 52-110, an independent director is one who is free from any direct or indirect relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with a director's exercise of independent judgment. Mr. Boris Jordan, the control person and the Executive Chairman of the Company, Joseph Lusardi, Executive Vice Chairman of the Company, and Mitchell Kahn, director of the Company and co-founder and CEO of Grassroots, are not considered independent and Jaswinder Grover, Karl Johansson and Peter Derby are considered independent.

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Directors

Name and State and Country of Residence	Age	Position(s) with the Company	Director of the Company Since	Principal Occupation(s) for Past Five (5) Years
Boris Jordan(1)(2) Florida, USA	55	Executive Chairman	Jan-13	The Sputnik Group, Founder; Renaissance Insurance, Founder and Chairman
Joseph Lusardi Massachusetts, USA	47	Executive Vice Chairman	Mar-16	Massapoag Advisors, Principal and Founder
Jaswinder Grover Nevada, USA	56	Director	Feb-20	Allegiant Institute and the Smoke Ranch Surgery Center, Founder, Developer and Owner at
Karl Johansson(2)(3) Minnesota, USA	72	Director	Oct-18	Ernst & Young, Managing Partner
Peter Derby(1)(4) New York, USA	61	Director	Oct-18	Concinnity Advisors, LP, Founder
Mitchell Kahn Illinois, USA	61	Director	Jul-20	Grassroots, Co-founder and CEO; Greenhouse Group LLC, Principal and CEO; Frontline Real Estate Partners, Principal and CEO.

Notes:

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Chair of the Audit Committee
(4)	Chair of the Compensation Committee

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Executive Officers who do not also serve as Directors

Name and State and Country of Residence	Age	Position(s) with the Company	Officers of the Company Since	Principal Occupation(s) for Past Five (5) Years
Joseph Bayern Massachusetts, USA	58	Chief Executive Officer	Dec-19	Indus, President; VOSS, CEO and COO; Dr. Pepper Snapple Group, Executive VP, and Cadbury
James Shorris Massachusetts, USA	61	Chief Compliance Officer	Mar-20	BMO Capital Markets, Vice President & Chief Compliance Officer; and Programs at Citizen's Bank, Chief Compliance Officer of Enterprise Regulatory
Neil Davidson(1) Massachusetts, USA	50	Chief Operating Officer	Jan-19	Deluxe Entertainment Services Group, Chief Financial Officer, Strategic Advisor, Bally Technologies, Chief Financial Officer
Ranjan Kalia Massachusetts, USA	61	Chief Financial Officer	Jul-21	Virtusa Corp, Executive Vice President and Chief Financial Officer; EMC Corporation, Vice President of Finance and Chief Financial Officer
Peter Clateman New York, USA	53	Chief Legal Officer	Jul-17	The Sputnik Group, General Counsel and Chief Compliance Officer; Renaissance Capital, and VR Capital

Notes:

(1)	Effective January 3, 2022, Neil Davidson retired from the Company. Mr. Davidson stepped down from his day-to-day duties immediately but will stay with the Company for a transition period through March 31, 2022.

Biographies

The following are brief profiles of the Company's directors and executive officers.

Directors

Boris Jordan, Executive Chairman of the Board of Directors (Age 55)

Mr. Jordan is an American businessman, co-founder of Renaissance Capital Group and The Sputnik Group, two international investment and advisory firms. In the early 1990's, Mr. Jordan was considered a key player in the development of the Russian stock market and was a leader in the privatization of Russian state assets. Mr. Jordan is a longstanding Member of the Council on Foreign Relations and a member of The Board of Trustees of New York University. After founding The Sputnik Group in 1999, Mr. Jordan has led the company in its investments in emerging industries, including investments in Renaissance Insurance, a company where Mr. Jordan is President and the Chairman of the Board of Directors. Mr. Jordan built Renaissance Insurance into one of the leading insurance groups in the Russian market. Since acquiring majority control of Curaleaf in 2014, Mr. Jordan has been impactful in the Company's emergence as an industry leader. Mr. Jordan serves as a member of the Audit Committee of the Company, as well as a member of the Compensation Committee. Mr. Jordan holds a B.A. from New York University.

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Joseph F. Lusardi, Executive Vice Chairman (Age 47)

Mr. Lusardi is a pioneer in the U.S. cannabis industry and is credited with opening one of the first medical cannabis operations on the East Coast. Mr. Lusardi has almost a decade of cannabis experience through which he has cultivated bottom-up expertise in cannabis company implementation and management, as well as 20 years' experience in finance, private equity and entrepreneurship. He previously held executive positions at financial services companies including Liberty Mutual Group, Fidelity Investments, and Affiliated Managers Group. At Curaleaf, Mr. Lusardi has been instrumental in developing an organizational strategy focused on bringing the Company's commitment to the advancement of cannabis science to all Curaleaf subsidiaries, and, ultimately, patients in need of medical cannabis. To support this effort, he raised over $100 million dollars to invest into the Company's infrastructure, research and development, and staff. Mr. Lusardi continues to guide corporate strategy with a focused view on the continual improvement of best practices. Mr. Lusardi has a B.B.A. from The Catholic University of America and an M.B.A. from Boston College.

Jaswinder Grover, MD (Age 56)

Jaswinder Grover, MD is an orthopedic and spine surgeon who has practiced in Las Vegas, Nevada for the past 25 years.  Dr Grover is the founder, developer, and the owner of the Allegiant Institute and the Smoke Ranch Surgery Center, a referral center for patients with spine and pain disorders, which together employ more than 100 people in Las Vegas, Nevada. Originally from India, he spent his childhood in England and migrated to the United States as a teenager. He was invited to attend UCLA School of Medicine as an early acceptance for gifted students after only three years of college graduating with his MD at the age of 23. He performed his residency in orthopedic and trauma surgery at the USC - Los Angeles County Medical Center for five years. He thereafter served as fellow of spinal cord injury at the University of British Columbia, fellow of cervical spine reconstructive surgery at McGill University, Montreal, and fellow of spinal deformity and lumbar reconstruction surgery Nottingham Center for spine surgery in England. He started his practice in Las Vegas, Nevada in 1995 as associate professor of orthopedic surgery at the University Medical Center attending to the most complex spine and pelvis injuries. In 2004, he began the Nevada Spine Clinic and Center for Special Surgery, a private practice dedicated to the evaluation, care and treatment for patients with spinal disorders. The center has since evolved to become the Allegiant Institute, a comprehensive referral center for patients with spine, musculoskeletal, and pain disorders both acute and chronic, providing complete assessment and treatment options for affected patients. The Institute encompasses imaging and MRI facilities, a pain management division offering both pharmacological and advanced interventional options, regenerative and stem cell therapies, and advanced surgical solutions both major reconstructive when necessary, and when possible minimally invasive outpatient technologies. The Institute is associated with the Smoke Ranch Surgery Center, a Joint Commission for the Accreditation for Hospitals accredited center. Over his career, Doctor Grover has personally performed over 12,000 spine surgeries and has pioneered various outpatient techniques in minimally invasive spine surgery. He is a member of the American Medical Association, the North American Spine Society, and a fellow of the American Academy of Orthopedic Surgeons. Doctor Grover remains actively involved as a consultant and surgeon.

Karl Johansson, Director (Age 72)

Mr. Johansson has broad experience in multinational accounting and the co-ordination of international tax engagements, mergers and acquisitions, and due diligence projects in key global markets. From 1995 to 2000, Mr. Johansson was a Managing Partner of Ernst & Young CIS, after which he was a Regional Partner for Eastern Europe countries, including CIS (Vienna, Austria). From 2006 to 2014, he worked as a Managing Partner of Ernst & Young CIS in Moscow. While in Russia, he was a coordinator of the Foreign Investment Advisory Council (FIAC). Mr. Johansson has been a member of the Emerging Europe Business Council and Corporate Governance Task Force of the World Economic Forum, as well as the Foreign Investment Advisory Councils of Kazakhstan, Ukraine and Latvia. Mr. Johansson serves as the Chair of the Audit Committee of the Company, as well as a member of the Compensation Committee. Mr. Johansson received a Bachelor's degree from the University of Minnesota and a Juris Doctor degree from the University of Pennsylvania.

Peter Derby, Director (Age 61)

Peter Derby is a founding partner of Concinnity Advisors, LP, the sub-advisor with investment discretion for the Capital Stewardship Strategy, which was formed in 2011. From 2008 to 2011, Mr. Derby was a portfolio manager at Diamondback Advisors NY, LLC. From 2007 to 2008, he was a founding member of The Concinnity Group, LLC. During William H. Donaldson's tenure as Chairman of the Securities Exchange Commission, from 2003 to 2005, Mr. Derby served as the Securities Exchange Commission's Managing Executive for Operations and Management. In 1989, he participated in the founding of DialogBank, the first private Russian bank to receive an international banking license. At DialogBank, Mr. Derby served as Chairman of the board of directors from 1997 to 1998, as President and Chief Executive Officer from 1991 to 1997 and as Chief Financial Officer from 1990 to 1991. Mr. Derby also founded the first Russian investment firm in 1991, Troika Dialog, where he served as Chairman of the board of directors from 1996 to

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1997 and as President and Chief Executive Officer from 1991 to 1996. Prior to his tenure in Russia, he was a Corporate Finance Officer at National Westminster Bank USA from 1985 to 1990 and an Auditor at Chase Manhattan Bank from 1983 to 1985. Mr. Derby serves as the Chair of the Compensation Committee of the Company, as well as a member of the Audit Committee. Mr. Derby earned a B.S. in accounting, finance and international finance from New York University in 1983.

Mitchell Kahn (Age 61)

Over his career, Mitchell Kahn has demonstrated a successful track record of business management, strong leadership, and entrepreneurship. Kahn graduated from University of Wisconsin School of Business and received his JD from Northwestern University Law School. After beginning his career as a transactional attorney focused on both real estate and corporate M&A transactions, he served as Senior Vice President at Sportmart, growing the company’s retail footprint from 20 to 70 stores. He then co-founded Hilco, a leading real estate restructuring, disposition valuation and appraisal firm. Kahn served as President and CEO and grew the business to more than 30 employees and annual revenues in excess of $15,000,000. In 2010, Kahn co-founded Frontline Real Estate Partners, a real estate investment and advisory company with expertise in the acquisition, development, management, disposition and leasing of commercial real estate properties throughout the United States. The company has acquired properties valued at more than $125,000,000 and has built a successful brokerage and property management business currently managing more than two million square feet of properties. Kahn actively serves as Chairman of Frontline Real Estate Partners. In 2014, Kahn co-founded Grassroots Cannabis to provide safe and efficacious cannabinoid products to consumers. As CEO of the largest private, vertically integrated, cannabis operation in the United States, he established operations in 11 states, obtained more than 60 licenses, and empowered over 1100 employees. Today, Kahn serves on multiple boards and is actively involved in numerous charitable and community organizations.

Executive Officers who do not also serve as Directors

Joseph Bayern, Chief Executive Officer (Age 58)

Mr. Bayern has over 20 years of executive leadership experience in consumer-packaged goods companies, and is responsible for driving overall operational excellence and revenue growth at Curaleaf. He joins Curaleaf from INDUS Holdings, a vertically integrated cannabis company, where he served as President since January 2019. Before INDUS, Mr. Bayern served as chief executive officer and chief operating officer of the global beverage leader VOSS of Norway. Prior to this, he spent 15 years playing an integral role in several large-scale business transformations, with achievements that include the creation of the $6 billion Dr. Pepper Snapple Group, and the transformation of Cadbury into a singularly focused confectionary leader. Mr. Bayern has a Bachelor of Business Administration in Accounting from Adelphi University.

James Shorris, Chief Compliance Officer (Age 61)

James Shorris is Curaleaf's Chief Compliance Officer. Before joining Curaleaf, Jim was most recently Chief Compliance Officer of BMO Capital Markets in NY and Toronto. He was responsible for developing, implementing, and managing global capital markets compliance programs with a team of more than 60 professionals. Prior to that, Jim was Chief Compliance Officer of Enterprise Regulatory Programs at Citizen’s Bank. He also served as Executive Director of Enforcement for the regulator FINRA for seven years. Jim began his career as an Assistant District Attorney in Manhattan. Jim holds a BA from Macalester College and a JD from Case Western Reserve University School of Law.

Neil Davidson, Chief Operating Officer (Age 50)

Mr. Davidson is an accomplished financial professional with experience leading publicly-traded and private equity owned businesses. He is responsible for leading and managing the Company's finance function and actively partnering with the executive leadership team on financial and overall business issues, including the strategic direction of the Company. Prior to joining Curaleaf, Mr. Davidson served as Chief Financial Officer for Deluxe Entertainment Services Group. Prior to that, he spent nine years at Bally Technologies, Inc. where he rose through the ranks to become its Chief Financial Officer. During that time, he gained extensive experience driving capital market and M&A activities for the company and was instrumental in orchestrating the sale of the business to Scientific Games Corporation (NASDAQ: SGMS). Effective January 3, 2022, Neil Davidson retired from the Company.

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Ranjan Kalia, Chief Financial Officer (Age 61)

Ranjan Kalia joins Curaleaf from Virtusa Corp, a global provider of digital strategy, digital engineering, and IT services and solutions, where he served as Executive Vice President and Chief Financial Officer. Before Virtusa, Mr. Kalia spent 8 years with EMC Corporation, where he served in roles including Vice President of Finance and Chief Financial Officer – Asia-Pacific Region. He has also held senior financial, controller, and audit positions at GE Capital, Pepsi Cola Co., and Pricewaterhouse Coopers (PwC), and served as a Board of Director and Audit Committee Member for Polaris Consulting & Services from 2016 to 2018. Mr. Kalia holds a Bachelor of Commerce from New Delhi University in India and a Master of Business Administration degree in Finance from Nichols College in Massachusetts.

Peter Clateman, Chief Legal Officer (Age 53)

Peter Clateman has almost than 25 years of legal experience in investing and investment funds, including almost 20 years as general counsel. He has served as GC and CCO of The Sputnik Group and Renaissance Capital, as well as VR Capital, an award-winning, distressed-asset fund with more than $2 billion under management. Mr. Clateman also served as head of Legal and was a Management Board Member of UC Rusal during its acquisition of SUAL and assets of Glencore to become the world's biggest aluminum company. He previously was an associate with Skadden Arps Slate Meagher and Flom.

Cease Trade Orders, Bankruptcy/Insolvency Proceedings, Penalties and Sanctions

None of the Company's directors or executive officers has, within the 10 years prior to the date of this Annual Information Form, been a director or officer of any company (including the Company) that, while such person was acting in that capacity (or after such person ceased to act in that capacity but resulting from an event that occurred while that person was acting in such capacity) was the subject of a cease trade order, an order similar to a cease trade order, or an order that denied the company access to any exemption under securities legislation, in each case for a period of more than 30 consecutive days.

None of the Company's directors or executive officers has, within the 10 years prior to the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of such director or executive officer, been a director or executive officer of any company, that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or executive officer of the Company has: (i) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Conflicts of interest may arise as a result of the directors, officers and promoters of the Company also holding positions as directors or officers of other companies. They also invest and may invest in businesses, including in the cannabis sector, that compete directly or indirectly with the Company or act as customers or suppliers of the Company. Some of the individuals that are directors and officers of the Company have been and will continue to be engaged in the identification and evaluation of assets, businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers of the Company will be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies provided under BCBCA.

To the best of the Company's knowledge, other than as disclosed elsewhere in this Annual Information Form, there are no known existing or potential material conflicts of interest among the Company or a subsidiary of the Company and a director or officer of the Company or a subsidiary of the Company as a result of their outside business interests except that: (i) certain of the Company's or its subsidiaries' directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to the Company and their duties as a director or officer of such other companies, and (ii) certain of the Company's or its subsidiaries' directors and officers have portfolio investments consisting of minority stakes in businesses that may

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compete directly or indirectly with the Company or act as a customer of, or supplier to, the Company. See "Interest of Management and Others in Material Transactions".

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company may from time to time be involved in legal administrative and other proceedings of a nature considered normal to our business. Other than the legal proceedings described below, we believe that none of the litigation in which we are currently involved, or have been involved since the beginning of the most recently completed financial year is, individually or in the aggregate, material to our combined financial condition or results of operations. For further discussion, see the heading "Risk Factors" in the Annual MD&A.

Connecticut Arbitration

Curaleaf is currently undergoing an appraisal process in accordance with a previous agreement between Curaleaf and certain former minority shareholders of its Connecticut operations. Pursuant to the Second Amended and Restated Operating Agreement of Doubling Road Holdings, LLC, the holders of a majority of the Series A-2 Units of Doubling Road Holdings, LLC (collectively, the "Holders") had the right to require that PalliaTech CT or any of its affiliates purchase (the "Put Right") all of the Series A-2 Units in exchange for shares of PalliaTech, Inc. (now Curaleaf, Inc., the Company’s main U.S. subsidiary), the parent of PalliaTech CT, pursuant to a defined “Buy-Out Exchange Ratio.” On October 25, 2018, the Holders, Curaleaf, and others entered into a Stipulation of Settlement in order to resolve a dispute with respect to the applicable Buy-Out Exchange Ratio for the Put Right. The Stipulation of Settlement provided, among other things, that PalliaTech CT, would purchase the Holders’ interests in exchange for (1) a payment of $40.14 million; (2) 4,755,548 Subordinate Voting Shares; and (3) the potential for additional equity in Curaleaf depending on the results of a “Settlement Second Appraisal.” Pursuant to the Settlement Second Appraisal, dated December 12, 2019, and the terms of the Stipulation of Settlement, the Holders received 2,016,859 additional Subordinate Voting Shares. On January 23, 2020, the Holders filed new claims in arbitration including for fraudulent inducement and breach of contract, relating primarily to a lock-up agreement that the Holders signed in connection with the Stipulation of Settlement. A hearing was scheduled for January 2022, but was rescheduled for the beginning of April 2022.

Florida Arbitration/Litigation

Curaleaf's subsidiaries in Florida were involved in an arbitration and litigation against certain minority shareholders of its Florida operations. On December 10, 2018, Jayson Weisz and SRC Medical Partners, LLC ("SRC") initiated an arbitration against PT Florida. On March 19, 2019, Jayson Weisz and SRC derivatively on behalf of PT Florida filed a complaint (“Complaint”) against defendants Curaleaf Florida, LLC, PalliaTech Florida, Inc., Joseph Lusardi, and Boris Jordan in the Complex Business Litigation Section in the Circuit Court of the Eleventh Judicial Circuit in and for Miami-Dade County, Florida. Plaintiffs’ derivative Complaint seeks the judicial dissolution of Curaleaf Florida, LLC and asserts various causes of action against the defendants, including for breach of contract, civil conspiracy, breach of fiduciary duty, fraudulent transfer, and a declaratory judgment appointing Robins to the Board of Managers. On January 10, 2020, Jayson Weisz, JRF Group, and the Curaleaf entities entered into a Stipulation of Settlement pursuant to which all claims of Weisz and JRF Group against the Company and its affiliates were released without compensation and the Company purchased JRF Group’s interest in PT Florida for consideration of 1,772,062 Subordinate Voting Shares and $2.5 million in cash. During February 2020, SRC, PT Florida, PalliaTech Florida, Inc., and Lusardi participated in a final arbitration hearing. In June 2020, the arbitrator issued a final order regarding SRC’s claims in the dispute. While no damages were awarded, the Company was ordered to buyout SRC’s interest in PT Florida. Based on the order, the parties agreed that Curaleaf would acquire SRC’s interest in PT Florida for no cash and 2,375,000 Subordinate Voting Shares. In addition, in connection with this transaction, the Company agreed to pay SRC $1.75 million in cash to retire principal and interest on the half of the Secured Promissory Notes – 2029 held by SRC. The acquisition and retirement of the notes were completed in August, 2020. See "General Development of the Business – Three Year History – 2020 – PalliaTech Florida LLC".

Securities Class Action

On August 5, 2019, a purported class action was filed against Curaleaf, Joseph Lusardi, Neil Davidson, and Jonathan Faucher in the United States District Court for the Eastern District of New York on behalf of persons or entities who purchased or otherwise acquired publicly traded securities of the Company from November 21, 2018 to July 22, 2019. On January 6, 2020, an Amended Class Action Complaint was filed against the defendants. The Amended Class Action Complaint alleges that the defendants made materially false and/or misleading statements regarding Curaleaf’s CBD products based on a July 22, 2019 letter received from the U.S. Food and Drug Administration ("FDA Letter"). According to the Amended Class Action Complaint, the FDA Letter states that several of the

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CBD products sold on Curaleaf’s website were “misbranded drugs” in violation of the Federal Food, Drug, and Cosmetic Act. The Amended Class Action Complaint asserts claims (1) against all Defendants for alleged violations of Section 10(b) under the United States Securities Exchange Act of 1934, as amended and (2) against Lusardi, Davidson, and Faucher for alleged violations of Section 20(a) of the Exchange Act. On March 6, 2020, the defendants filed a motion to dismiss arguing that the Amended Class Action Complaint failed to allege (1) any false or misleading statement or omission, (2) scienter, (3) any domestic transactions, or (4) control person liability. On February 15, 2021, the Company’s motion to dismiss was granted with prejudice.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this Annual Information Form, there are no material interests, direct or indirect, of any anticipated or current director or executive officer of the Company, any shareholder that beneficially owns, or controls or directs (directly or indirectly) more than 10% of any class or series of the Company's outstanding voting securities, or any associate or affiliate of any of the foregoing persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company or a subsidiary of the Company.

Companies affiliated with Mr. Boris Jordan, the control person and Executive Chairman of the Company, have provided consulting services to Curaleaf, Inc. related to financial analysis, business planning, recruiting, logistical support and other matters. Consulting fees and expense reimbursement paid by Curaleaf, Inc. for such services were, $1.1 million, $1.3 million, and $1.6 million in Fiscal 2019, Fiscal 2020, and Fiscal 2021 respectively.

In April 2021, the Company closed the acquisition of EMMAC. The EMMAC Transaction constituted a related party transaction within the meaning of MI 61-101 as a result of Measure 8 Ventures, LP, an investment fund managed by Mr. Boris Jordan, the Executive Chairman and control person of the Company, having an interest in the EMMAC Transaction by way of a profit interest and a convertible debt instrument which converted into shares of EMMAC representing 8% of EMMAC equity at closing of the EMMAC Transaction. Mr. Jordan owns a minority interest in Measure 8 Ventures, LP. The Company relied upon the exemptions provided under Sections 5.5(b) of MI 61-101 – Issuer Not Listed on Specified Markets and 5.7(1)(a) of MI 61-101 – Fair Market Value Not More the 25% of Market Capitalization from the requirements that the Company obtain a formal valuation of the EMMAC Transaction and that the EMMAC Transaction receive the approval of the minority shareholders of the Company.

The terms of the EMMAC Transaction and Curaleaf International Transaction were negotiated by management and advisors under guidance of, and unanimously recommended for approval by, a committee composed of members of the Board of Directors free from any conflict of interest with respect to the proposed EMMAC Transaction and Curaleaf International Transaction (the “Special Committee”), all of which are independent members of the Board of Directors within the meaning of National Instrument 52-110. The Special Committee has received a fairness opinion from Eight Capital to the effect that, in its opinion, and based upon and subject to the assumptions, limitations and qualifications set forth therein, the consideration paid by the Company as part of the EMMAC Transaction is fair from a financial point of view, to the Company. The fee paid to Eight Capital in connection with the delivery of its fairness opinion was not contingent on the successful implementation of the EMMAC Transaction.

In February 2020, the Company closed the acquisition of Cura Partners, a corporation in which Mr. Boris Jordan, the control person and Executive Chairman of the Company, held an indirect interest. Further, in July 2020, the Company acquired Verdure, an entity in which the Company’s Executive Vice Chairman, Joseph Lusardi held a 50% ownership interest. Also, in August 2018, Curaleaf acquired the remaining interest of Curaleaf MA from PT Holdings, LLC, a company of which the Company's Executive Vice Chairman, Joseph Lusardi, is a member. In April 2021, the Company closed the acquisition of EMMAC, a transaction in which Mr. Boris Jordan, the control person and Executive Chairman of the Company, held an indirect interest. See the "General Developments of the Business – Recent Developments" and "General Developments of the Business – Three Year History" sections of this Annual Information Form.

INDEPENDENT AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Antares Professional Corporation, Chartered Professional Accountants ("PKF Antares"), and the transfer agent and registrar for the Subordinate Voting Shares is Odyssey Trust Company at its principal offices in Calgary, Alberta and Vancouver, British Columbia.

PROMOTER

No person or company has been within two years immediately preceding the date of this Annual Information Form, a promoter of the Company.

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MATERIAL CONTRACTS

The following are the only material contracts, other than those contracts entered into in the ordinary course of business, which the Company or one of its subsidiaries has entered into within the last financial year or before the last financial year, but which are still in effect and which is required to be filed with Canadian securities regulatory authorities in accordance with Section 12.2 of National Instrument 51-102 – Continuous Disclosure Obligations:

·     the Note Indenture dated December 15, 2021, together with the First Supplemental Indenture dated December 21, 2021 with respect to the Senior Secured Notes - 2026 (described under "General Development of the Business – Three Year History – 2021 – Notes Payable").

Copies of the above material contracts are available on the Company's SEDAR profile at www.sedar.com.

INTEREST OF EXPERTS

No person or company who is named as having prepared or certified a report, valuation, statement or opinion described or included in, or referred to in, a filing made under National Instrument 51-102 – Continuous Disclosure Obligations by the Company during, or relating to, our most recently completed financial year, or whose profession or business gives authority to such report, valuation, statement or opinion, holds any registered or beneficial interest, direct or indirect, in any of our securities or other property of our Company or one of our associates or affiliates and no such person or company, or a director, officer or employee of such person or company, is expected to be elected, appointed or employed as one of our directors, officers or employees or as a director, officer or employee of any of our associates or affiliates and no such person is one of our promoters or the promoter of one of our associates or affiliates.

PKF Antares has performed the audit in respect of the annual audited consolidated financial statements of the Company for the year ended December 31, 2021 and issued independent auditor's reports thereon. PKF Antares has also confirmed that it is independent with respect to the Company in accordance with the ethical requirements that are relevant to its audits of the Company's consolidated financial statements in Canada.

AUDIT COMMITTEE

The Audit Committee assists the Board of Directors in fulfilling its responsibilities for oversight of financial and accounting matters. The Audit Committee is responsible for monitoring the Company's systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents, including the Company's annual audited consolidated financial statements and unaudited interim consolidated financial statements, and monitoring the performance and independence of the Company's external auditors. The Audit Committee is responsible for reviewing with management the Company's risk management policies, the timeliness and accuracy of the Company's regulatory filings and all related party transactions as well as the development of policies and procedures related to such transactions.

The Audit Committee also pre-approves all non-audit services to be provided to the Company or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities.

The Audit Committee of the Company is comprised of the following three directors. Also indicated is whether they are "independent" and "financially literate" within the meaning of NI 52-110. See the respective biography of each member of the Audit Committee under “Directors and officers of the Company” for a description of the education and experience that are relevant to the performance of their responsibilities as members of the Audit Committee.

Name of Member	Independent(1)	Financially Literate(2)
Boris Jordan	No	Yes
Peter Derby	Yes	Yes
Karl Johansson(3)	Yes	Yes

Notes:

(1)    A member of the Audit Committee is independent if he or she has no direct or indirect "material relationship" with the Company. A material relationship is a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member's independent judgment. An executive officer of the Company, such as the President or Secretary, is deemed to have a material relationship with the Company.

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(2)    A member of the Audit Committee is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

(3)    Chair of the Audit Committee.

The Audit Committee operates under a written charter, which is attached hereto as Appendix 'A' and which sets forth the purpose, composition, authority and responsibility of the Audit Committee. Further, the Audit Committee adopted a whistleblower policy to handle complaints, reports and concerns by any individual regarding actual or potential violations of any applicable law and other suspected wrongdoing, including questionable accounting practices and conduct prohibited under the Company's policies.

Independent Auditors’ Fees

Related to the work for Fiscal 2021 and Fiscal 2020, the Company was billed the following fees by its external auditors:

($'000)	Fiscal 2021	Fiscal 2020
Audit Fees(1)	1,215	1,001
Audit-Related Fees(2)	285	279
Tax Fees(3)	—	—
All Other Fees(4)	69	63
Total Fees Paid	1,569	1,343

Notes:

(1)             Fees necessary to perform the annual audit or quarterly review of our consolidated financial statements.

(2)             Fees for assurance and related services that are reasonably related to the performance of the audit and review of the Company’s financial statements other than those included in "Audit Fees".

(3)             Fees for tax compliance, tax advice and tax planning, for example in the context of internal reorganizations or acquisitions.

(4)             All other fees not included above.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com under the Company's profile.

Additional information, including, without limitation, directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's information circular for its annual meeting of shareholders.

Additional information is provided in the audited consolidated financial statements and management's discussion and analysis of the Company for Fiscal 2021.

GLOSSARY OF TERMS

“2018 Farm Bill” has the meaning ascribed thereto under “United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Reform of Federal Legislation on Industrial Hemp”.

“Acres” has the meaning ascribed thereto under “General Development of the Business — Three Year History – 2020 – Acres Cultivation LLC and Acres Medical, LLC, each a Nevada limited liability company”.

“Acres Earn-Out” has the meaning ascribed thereto under “General Development of the Business — Three Year History – 2020 – Acres Cultivation LLC and Acres Medical, LLC, each a Nevada limited liability company”.

"Amalgamation" has the meaning ascribed thereto under "Corporate Structure — Incorporation and Office".

"Annual Information Form" has the meaning ascribed thereto under "Explanatory Notes — Introductory Information".

“Annual MD&A” means the annual management’s discussion and analysis of the Company for the twelve month period ended December 31, 2021.

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"Arrow Companies" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Arrow Alternative Care, Inc., Arrow Alternative Care #2, Inc., Arrow Alternative Care #3, Inc., each a Delaware corporation”.

“ATC Permits” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2020 – Curaleaf NJ, Inc., a New Jersey corporation”.

“ATF” has the meaning ascribed thereto under “United States Regulatory Overview – Regulation of Cannabis in the United States Federally”.

“ATG” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2020 – Acquisition of Alternative Therapies Group’s Cultivation and Processing Operations”.

"Audit Committee" means the audit committee of the Board of Directors.

"Bank Secrecy Act" has the meaning ascribed thereto under “United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Money Laundering Laws”.

"Base Shelf Prospectus" has the meaning ascribed thereto under "Corporate Structure – Incorporation and Office”.

"BCBCA" means the Business Corporations Act (British Columbia), as amended.

"Bloom" has the meaning ascribed thereto under "General Development of the Business – Recent Developments – Bloom Dispensaries”.

"Board of Directors" means the board of directors of the Company.

"Business Combination" has the meaning ascribed thereto under "Corporate Structure — Incorporation and Office".

"CAOA" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally”.

"CBD" means cannabidiol.

"CBP" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Application of Immigration Laws".

"CCC" has the meaning ascribed thereto under "General Development of the Business — Three Year History — 2019 – Approval for Change of Ownership and Control in Massachusetts”.

“CCO” has the meaning ascribed thereto under “Business of the Company – Compliance and Monitoring”.

"CDS" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Heightened Scrutiny by Regulatory Authorities".

"CLF AZ" means CLF AZ, Inc., a subsidiary of the Company, formerly named PalliaTech AZ, Inc.

"CLNJ APA" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Curaleaf NJ, Inc., a New Jersey corporation”.

"Code" means the United States Internal Revenue Code of 1986, as amended.

"Cole Memorandum" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally".

"Company" has the meaning ascribed thereto under "Explanatory Notes — Introductory Information".

"Compensation Committee" means the compensation committee of the Company.

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"Complaint" has the meaning ascribed thereto under "Legal Proceedings and Regulatory Actions – Florida".

"COVID-19" means the novel coronavirus, identified in December 2019 in Wuhan, China.

"Credit Facility – 2024" has the meaning ascribed thereto under "General Development of the Business — Three Year History — 2021”.

"CSA" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally".

"CSE" means the Canadian Securities Exchange.

"Cura Merger Agreement" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Cura Partners, Inc., an Oregon corporation”.

“Cura Partners” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2020 – Cura Partners, Inc., an Oregon corporation”.

“Cura Transaction” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2020 – Cura Partners, Inc., an Oregon corporation”.

"Curaleaf" has the meaning ascribed thereto under "Explanatory Notes — Introductory Information".

"Curaleaf FinCo" has the meaning ascribed thereto under "Corporate Structure — Incorporation and Office".

"Curaleaf FinCo Shares" has the meaning ascribed thereto under "Corporate Structure — Incorporation and Office".

"Curaleaf, Inc." means Curaleaf, Inc., a corporation existing under the laws of the State of Delaware (formerly, PalliaTech, Inc.), and following the Business Combination, a subsidiary of the Company.

“Curaleaf International” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2021 – EMMAC Life Sciences Limited, a corporation existing under the laws of England and Wales”.

“Curaleaf International Transaction” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2021 – EMMAC Life Sciences Limited, a corporation existing under the laws of England and Wales”.

“Curaleaf MA” means Curaleaf Massachusetts, Inc., a subsidiary of the Company.

“Curaleaf NJ” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2020 – Curaleaf NJ, Inc., a New Jersey corporation”.

“DEA” has the meaning ascribed thereto under “United States Regulatory Overview – Regulation of Cannabis in the United States Federally”.

“DOJ” has the meaning ascribed thereto under “United States Regulatory Overview – Regulation of Cannabis in the United States Federally”.

“DTC” has the meaning ascribed thereto under “General Development of the Business — Three Year History – 2019 – DTC Eligibility”.

“Elevate, Takoma” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2021 – Asset Sales”.

“Emerald” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2019 – Absolute Healthcare, Inc. dba Emerald Dispensary, an Arizona non-profit corporation”.

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“EMMAC” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2021 – EMMAC Life Sciences Limited, a corporation existing under the laws of England and Wales”.

“EMMAC Transaction” has the meaning ascribed thereto under “General Development of the Business – Recent Developments – Acquisition of EMMAC Life Sciences Limited”.

“EU” means the European Union.

“Eureka” has the meaning ascribed thereto under “General Development of the Business — Three Year History – 2021 – Asset Sales”.

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FDA” means the U.S. Food and Drug Administration.

“FDA Letter” has the meaning ascribed thereto under “Legal Proceedings and Regulatory Actions – Securities Class Action”.

"FinCEN" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Money Laundering Laws”.

“FinCEN Guidance” has the meaning ascribed thereto under “United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Money Laundering Laws".

"Fiscal 2019" refers to the fiscal year ended December 31, 2019.

"Fiscal 2020" refers to the fiscal year ended December 31, 2020.

“Fiscal 2021” refers to the fiscal year ended December 31, 2021.

"forward-looking statements" has the meaning ascribed thereto under "Explanatory Notes — Forward-Looking Statements".

"Glendale Greenhouse" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2019 – GX3 LLC, an Arizona limited liability company, GGM LLC, an Arizona limited liability company and Phytotherapeutics Management Services, LLC”.

“GMP” means good manufacturing practices.

"Government" means (a) the government of Canada, the United States or any other foreign country; (b) the government of any Province, state, county, municipality, city, town, or district of Canada, the United States or any other foreign country; and (c) any ministry, agency, department, authority, commission, administration, corporation, bank, court, magistrate, tribunal, arbitrator, instrumentality, or political subdivision of, or within the geographical jurisdiction of, any government described in the foregoing clauses (a) and (b), and for greater certainty, includes the CSE.

“GRAS” has the meaning ascribed thereto under “United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Reform of Federal Legislation on Industrial Hemp”.

“Grassroots” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2020 – GR Companies, Inc., a Delaware corporation”.

“Grassroots Merger Agreement” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2020 – GR Companies, Inc., a Delaware corporation”.

“Grassroots Transaction” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2020 – GR Companies, Inc., a Delaware corporation”.

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“GX3” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2019 – GX3 LLC, an Arizona limited liability company, GGM LLC, an Arizona limited liability company and Phytotherapeutics Management Services, LLC”.

“HEROES Act” has the meaning ascribed thereto under “United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Money Laundering Laws”.

“HMS” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2019 – HMS Health LLC, HMS Processing LLC, MI Health LLC, all Maryland limited liability companies”.

"HMS Assets" has the meaning ascribed thereto under " General Development of the Business – Three Year History – 2021 – Asset Sales".

"HMS Companies" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2019 – HMS Health LLC, HMS Processing LLC, MI Health LLC, all Maryland limited liability companies”.

"HMS/MI Businesses" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2019 – HMS Health LLC, HMS Processing LLC, MI Health LLC, all Maryland limited liability companies”.

"Holders" has the meaning ascribed thereto under "Legal Proceedings and Regulatory Actions – Connecticut Arbitration".

"IFRS" has the meaning ascribed thereto under "Explanatory Notes – Presentation of Financial Information".

"Illinois Assets" has the meaning ascribed thereto under " General Development of the Business – Three Year History – 2021 – Asset Sales".

"IRS" means the United States Internal Revenue Service.

"Jake Honig Act" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Curaleaf NJ, Inc., a New Jersey corporation”.

“KDW” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2021”.

“Los Sueños” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2021 – Los Sueños Farms, LLC and its related entities”.

"LVI" has the meaning ascribed thereto under "Corporate Structure — Incorporation and Office".

"MCCW" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2021 – Maryland Compassionate Care and Wellness, LLC”.

"MEOT" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Primary Organic Therapy, Inc. (d/b/a Maine Organic Therapy), a Maine corporation”.

"MEOT MSA" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Primary Organic Therapy, Inc. (d/b/a Maine Organic Therapy), a Maine corporation”.

"MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

"MJDS" has the meaning ascribed thereto under “Corporate Structure – Incorporation and Office”.

“MORE Act” has the meaning ascribed thereto under “United States Regulatory Overview – Regulation of Cannabis in the United States Federally”.

“MOU” has the meaning ascribed thereto under “United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Heightened Scrutiny by Regulatory Authorities”.

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"Multiple Voting Shares" means the multiple voting shares in the capital of the Company.

“NDAA” has the meaning ascribed thereto under “United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Money Laundering Laws”.

"NI 52-110" means National Instrument 52-110 — Audit Committees.

"NJ Board" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Curaleaf NJ, Inc., a New Jersey corporation”.

"NJ MSA" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Curaleaf NJ, Inc., a New Jersey corporation”.

"NJ Note" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Curaleaf NJ, Inc., a New Jersey corporation”.

"Note Indenture" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2021".

"OGT" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2019 – Ohio Grown Therapies, LLC, an Ohio limited liability company”.

“Ohio Assets” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2021 – Asset Sales”.

"Options" has the meaning ascribed thereto under "Description of the Capital Structure – Options & RSUs".

"OTCQX" means the OTCQX® Best Market, an over-the-counter stock exchange, by OTC Markets Group.

"PalliaTech CT" means PalliaTech CT, LLC, a subsidiary of the Company.

“Parallel” has the meaning ascribed thereto under “General Development of the Business – Three Year History – 2021 – Asset Sales”.

"person" means any corporation, partnership, limited liability company or partnership, joint venture, trust, unincorporated association or organization, business, enterprise or other entity; any individual; and any Government.

"Phytotherapeutics" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2019 – GX3 LLC, an Arizona limited liability company, GGM LLC, an Arizona limited liability company and Phytotherapeutics Management Services, LLC”.

"PKF Antares" has the meaning ascribed thereto under "Independent Auditor, Transfer Agent and Registrar".

"Plan" has the meaning ascribed thereto under "Description of the Capital Structure – Stock and Incentive Plan".

“Private Placement” has the meaning ascribed thereto under “Corporate Structure – Incorporation and Office”.

"Promissory Note – 2024" has the meaning ascribed thereto under "General Development of the Business – Three Year History" – 2021."

"PT Florida" means PalliaTech Florida, LLC, a subsidiary of the Company.

"Put Right" has the meaning ascribed thereto under "Legal Proceedings and Regulatory Actions – Connecticut Arbitration".

“PWO” has the meaning ascribed thereto under “General Development of the Business – Recent Developments – Pueblo West Organics, LLC”.

“Registration Statement” has the meaning ascribed thereto under “Corporate Structure – Incorporation and Office”.

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"Remaining Florida Minority Holders" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – PalliaTech Florida LLC".

"Remedy" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Remedy Compassion Center, Inc., a Maine corporation”.

"Remedy Operating Agreement" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Remedy Compassion Center, Inc., a Maine corporation ".

"Rohrabacher-Farr Amendment" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally”.

"RSUs" has the meaning ascribed thereto under "Description of the Capital Structure – Options and RSUs".

"SAFE Banking Act" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally – Money Laundering Laws".

"SEC" means the United States Securities and Exchange Commission.

"Secured Promissory Notes - 2029" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020".

"Select" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Cura Partners, Inc., an Oregon corporation”.

"Senior Secured Notes - 2026" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2021 ".

"Shareholders" means the shareholders of Curaleaf Holdings, Inc.

"Special Committee” has the meaning ascribed thereto under “Interest of Management and Others in Material Transactions".

"SRC" has the meaning ascribed thereto under "Legal Proceedings and Regulatory Actions – Florida".

"Staff Notice 51-352" has the meaning ascribed thereto under "United States Regulatory Overview".

"State" means a state of the United States, as the context requires.

"Subordinate Voting Shares" means the subordinate voting shares in the capital of the Company.

"subsidiary" means with respect to a specified corporation, any corporation of which more than fifty per cent (50%) of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified corporation, and shall include any corporation in like relation to a subsidiary.

"Term Loan Facility" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2021".

"THC" means Tetrahydrocannabinol.

"Tryke" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2021 – Tryke Companies".

"TTB" has the meaning ascribed thereto under "United States Regulatory Overview – Regulation of Cannabis in the United States Federally".

“UK” means the United Kingdom.

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"United States" or "U.S." means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

"USPTO" has the meaning ascribed thereto under "Business of the Company — Intellectual Property".

"Verdure" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Primary Organic Therapy, Inc. (d/b/a Maine Organic Therapy), a Maine corporation”.

"Verdure MSA" has the meaning ascribed thereto under "General Development of the Business – Three Year History – 2020 – Primary Organic Therapy, Inc. (d/b/a Maine Organic Therapy), a Maine corporation”.

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APPENDIX A

MANDATE OF THE AUDIT COMMITTEE OF CURALEAF HOLDINGS, INC.

CURALEAF HOLDINGS, INC.

AUDIT COMMITTEE CHARTER

1.    PURPOSE

The Audit Committee (the "Committee") shall be established by resolution of the Board of Directors (the "Board") of Curaleaf Holdings, Inc., a corporation existing under the laws of British Columbia (the "Company").

The Committee is responsible for:

a)    Assisting the Board in fulfilling its oversight responsibilities as they relate to the Company's accounting policies and internal controls, financial reporting practices and legal and regulatory compliance, including, among other things:

·     Monitoring the integrity of the Company's financial statements, corporate accounting and financial reporting processes and financial information that will be provided to shareholders and others;

·     Reviewing the Company's compliance with certain legal and regulatory requirements;

·     Evaluating the independent auditors' qualifications and independence; and

·     Monitoring the performance of the Company's internal audit function and the Company's independent auditors as well as any other public accounting firm engaged to perform other audit, review or attest services.

b)    Providing an open avenue of communication among the independent auditors, financial and senior management and the Board.

c)    Annually evaluating the performance of the Committee.

While the Committee has the duties and responsibilities set forth in this Charter, the role of the Committee is oversight. The Committee is not responsible for planning or conducting the audit or determining whether the Company's financial statements are complete and accurate and in accordance with applicable accounting rules. Such activities are the responsibility of the Company's independent auditors and management. The Committee has direct responsibility for the appointment, compensation, oversight and replacement, if necessary, of the independent auditors, including the resolution of disagreements between management and the independent auditors regarding financial reporting, and any other registered public accounting firm with respect to which the Committee is required to have such responsibility.

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The Committee and each of its members shall be entitled to rely on:

a)    The integrity of those persons and organizations within and outside of the Company from which it receives information;

b)    The accuracy of the financial and other information provided to the Committee by such persons or organizations absent actual knowledge to the contrary (which shall be promptly reported to the Board); and

c)    Representations made by management as to any audit and non-audit services provided by the independent auditors to the Company.

2.    COMPOSITION AND QUALIFICATIONS

The Committee shall be appointed by the Board and shall be comprised of at least three Directors (as determined from time to time by the Board), one of whom shall be appointed by the Board as Chairman of the Committee. If a Chairman is not so appointed, the members of the Committee may elect a Chairman by majority vote. Committee members may be removed by the Board in its discretion.

Unless otherwise permitted by applicable phase-in rules and exemptions, each member of the Committee shall meet the 'independence' requirements of National Instrument 52-110 Audit Committees of the Canadian Securities Administrators ("NI 52-110") and all other applicable laws and regulations. The Committee may avail itself of any phase-in compliance periods available to the Company that are afforded by applicable rules of the Canadian Securities Exchange, and all other applicable laws and regulations. The Committee may also avail itself of exemptions available to U.S. listed issuers under NI 52-110.

All members of the Committee must (except to the extent permitted by NI 52-110) be "financially literate" (as defined by NI 52-110).

A Committee member invited to sit on another public company's audit committee must notify the Board. If a Committee member or proposed Committee member simultaneously serves on the audit committees of two other public companies, the Board must determine whether or not such simultaneous service would impair the ability of such member to effectively serve on the Committee.

No member of the Committee shall receive from the Company or any of its affiliates any compensation other than the fees to which he or she is entitled as a Director of the Company or a member of a committee of the Board. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to Directors.

3.    MEETINGS

The Committee shall meet as frequently as the Chairman of the Committee deems appropriate subject to the provisions of this Charter. The Committee may meet with the independent auditors, internal auditors, and management separately, to the extent the Committee deems necessary and appropriate.

A.   Frequency

The Committee shall hold regularly scheduled meetings at least quarterly and such special meetings as circumstances dictate. The Chair of the Committee, any member of the Committee, the independent auditors, the Chairman of the Board, the Chief Executive Officer ("CEO") or the Chief Financial Officer ("CFO") may call a meeting of the Committee by notifying the Company's Corporate secretary, who will notify the members of the Committee.

B.   Agenda and Notice

The Chairman of the Committee shall establish the meeting dates and the meeting agenda. The Chairman of the Committee or the Company Secretary shall send proper notice of each Committee meeting and information concerning the business to be conducted at the meeting, to the extent practical, to each member prior to each meeting.

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Any written material provided to the Committee shall be appropriately balanced (i.e. relevant and concise) and shall be distributed in advance of the respective meeting with sufficient time to allow Committee members to review and understand the information.

C.   Holding and Recording Meetings

Committee meetings may be held in person or telephonically. The Committee shall keep written minutes of its meetings and submit such minutes to the Board.

D.   Quorum

A majority of the members of the Committee shall constitute a quorum.

E.   Executive Sessions

The Committee will meet periodically (not less than annually) in separate executive sessions with each of the Chief Financial Officer or any other executive officer, the principal accounting officer and/or the senior internal auditing executive (or any other personnel responsible for the internal audit function), and the independent auditors.

4.    COMPENSATION

The compensation of Committee members shall be determined by the Board.

5.    RESPONSIBILITIES OF THE COMMITTEE

A.   System of Financial Controls

The Committee shall oversee the process by which management shall design, implement, amend, maintain, and enforce a comprehensive system of financial controls (including the right internal and external people and resources, policies, processes and enforcement) aimed at ensuring the integrity and compliance of the Company's books and records with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board, and sound business practices, as well as protecting the value of the Company's assets and safeguarding the credibility of its brand, employees, management team, Board, and shareholders.

The system of financial controls will embody the adoption of best practices in financial controls and foster honesty, integrity, accuracy, and transparency in all aspects of the Company. Best practices include but are not limited to: setting the right tone at the top; active review of business performance by executive management, with regular reporting to and oversight by the Board; an accurate, stable and reliable general ledger; a robust internal audit function; unambiguous compliance with IFRS; and full transparency and ongoing dialogue with the Board, management and external auditors. Such system shall also incorporate the principles contained within the Code of Business Conduct and Ethics for the Chief Executive Officer and Chief Financial Officer as adopted by the Board.

B.   Annual Audit Review

The Committee shall review and discuss the annual audited financial statements including the independent auditors' audit and audit report thereon, and the annual Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company with management and the independent auditors. In connection with such review, the Committee will:

·     Review the scope of the audit, the audit plan and the audit procedures utilized.

·     Review with the independent auditors any audit problems or difficulties encountered during their audit, including any change in the scope of the planned audit, any restrictions placed on the scope of the audit or access to requested information, and any significant disagreements with management, and management's response to such problems or difficulties.

·     Resolve any differences in financial reporting between management and the independent auditors.

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·     Review with management, internal auditors, and the independent auditors, the adequacy of the Company's internal controls, including information systems controls and security and bookkeeping controls and any significant findings and recommendations with respect to such controls.

·     Review reports required to be submitted by the independent auditors concerning:

Ø    All critical accounting policies and practices used in the preparation of the Company's financial statements.

Ø    All alternative treatments of financial information within IFRS that have been discussed with management, ramifications of such alternatives, and the accounting treatment preferred by the independent auditors.

Ø    Any other material written communications between the independent auditors and management, such as any management letter or schedule of unadjusted differences.

·     Review and discuss the integrity of the annual audited Company financial statements and quarterly financial statements with management and the independent auditors, including the notes thereto and all matters required by applicable auditing standards, and the written disclosures required by applicable auditing standards regarding the independent auditors' independence.

·     Review and discuss:

Ø    Major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies.

Ø    Analyses prepared by management and/or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative IFRS methods on the financial statements and the effects of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

·     Inquire about and review with management and the independent auditors any significant risks or exposures faced by the Company and discuss with management the steps taken to minimize such risk or exposure. Such risks and exposures include, but are not limited to, threatened and pending litigation, claims against the Company, tax matters, regulatory compliance and correspondence from regulatory authorities, and environmental exposure.

·     Discuss policies and procedures concerning earnings press releases and review the type and presentation of information to be included in earnings press releases (paying particular attention to any use of "pro forma" and "adjusted" or other non-IFRS information), as well as financial information and earnings guidance provided to analysts and rating agencies.

C.   Quarterly Reviews

Review and discuss the quarterly financial statements and the quarterly Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company with management and the internal auditors, and the independent auditors, together with the independent auditors' review thereof pursuant to professional standards and procedures for conducting such reviews, as established by IFRS and applicable securities laws. In connection with the quarterly reviews, the Committee shall inquire about and review with management and the independent auditors any significant risks or exposures faced by the Company and discuss with management the steps taken to minimize such risk or exposure.

D.   Other Financial Information

Review and discuss with management, where appropriate, financial information contained in any prospectuses, annual information forms, annual reports to shareholders, management proxy circulars, material change disclosure of a financial nature and similar disclosure and other documents prior to the filing or public disclosure of such documents or information.

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E.   Oversight of Independent Auditors

The Company's independent auditors shall report directly to and are ultimately accountable to the Committee. In connection with its oversight of the performance and independence of the independent auditors, the Committee will:

·     Have the sole authority and direct responsibility to appoint, retain, compensate, oversee and replace (subject to shareholder approval, if deemed advisable by the Board or if required under applicable law) the independent auditors.

·     Have authority to approve the engagement letter and all audit, audit-related, tax and other permissible non-audit services proposed to be performed by the independent auditors and the related fees for such services in accordance with the Audit and Non-Audit Services Pre-Approval Policy.

·     Obtain confirmation and assurance as to the independent auditors' independence, including ensuring that they submit on a periodic basis (not less than annually) to the Committee a formal written statement delineating all relationships between the independent auditors and the Company. The Committee shall actively engage in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors and shall take appropriate action in response to the independent auditors' report to satisfy itself of their independence.

·     At least annually, obtain and review a report by the independent auditors describing the firm's internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

·     Meet with the independent auditors prior to the annual audit to discuss planning and staffing of the audit.

·     Review and evaluate the performance of the independent auditors, as the basis for a decision to reappoint or replace the independent auditors.

·     Set clear hiring policies for employees or former employees of the independent auditors, including but not limited to, as required by all applicable laws and listing rules.

·     Consider whether rotation of the independent auditors is required to ensure independence.

F.    Oversight of Internal Audit

In connection with its oversight responsibilities, the Committee shall have authority over and direct responsibility for the internal audit function at the Company at all times. In the Committee's discretion, the internal audit function may be outsourced to a third-party vendor, provided that such vendor follows the standards and guidelines established by the Committee. The head of the internal audit function (or the third-party vendor providing internal audit function support, if applicable) will report directly to the Committee or its designee. The head of the internal audit function or the relationship manager of the vendor providing internal audit function support, as applicable, shall report at least annually to the Committee regarding the internal audit function's organizational structure and personnel.

In overseeing internal audit, the Committee will:

·     Review the appointment or replacement of the senior internal auditing executive, if any, or, if outsourced, the third-party vendor providing internal audit services.

·     Review, in consultation with management, the independent auditors and the senior internal auditing executive, if any, the plan and scope of internal audit activities.

·     Review internal audit activities, budget and staffing.

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·     Review significant reports to management prepared by the internal auditing department and management's responses to such reports.

G.   Disclosure Controls & Procedures ("DC&P") and Internal Controls over Financial Reporting ("ICFR")

·     Monitor and review the Company's Disclosure Policy and the Mandate of its Disclosure and Policy Compliance Committee, on an annual basis.

·     Receive and review the quarterly report of the Disclosure and Policy Compliance Committee on its activities for the quarter.

·     On a quarterly basis, review management's assessment of the design effectiveness of the Company's DC&P and ICFR including any significant control deficiencies identified and the related remediation plans.

·     Review management's assessment of the operating effectiveness of the Company's DC&P (quarterly) and ICFR (annually) including any significant control deficiencies identified and the related remediation plans.

·     Review and discuss any fraud or alleged fraud involving management or other employees who have a role in Company's ICFR and the related corrective and disciplinary actions to be taken.

·     Discuss with management any significant changes in the ICFR that are disclosed, or considered for disclosure on a quarterly basis.

·     Review and discuss with the CEO and the CFO the procedures undertaken in connection with the CEO and CFO certifications for the annual and interim filings with the securities commissions.

H.   Risk Assessment and Risk Management

The Committee shall discuss the Company's major business, operational, and financial risk exposures and the guidelines, policies and practices regarding risk assessment and risk management, including derivative policies, insurance programs and steps management has taken to monitor and control major business, operational and financial risks.

I.     Ethical Standards

The Committee shall establish, maintain and oversee the Company's Code of Business Conduct and Ethics (the "Code"), including dealing with issues that may arise under the Code related to executive officers and Directors of the Company. The Committee shall be responsible for reviewing and evaluating the Code periodically and will recommend any necessary or appropriate changes thereto to the Board for consideration. The Committee shall also assist the Board with the monitoring of compliance with the Code and consider any waivers of the Code (other than waivers applicable to the Directors or executive officers, which shall be subject to review by the Board as a whole).

J.    Related Party Transactions

The Committee shall review and approve related-party transactions or recommend related-party transactions for review by independent members of the Board.

K.   Submission of Complaints

The Committee shall establish procedures for (a) receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, (b) the confidential, anonymous submission by Directors, officers, employees, consultants and contractors of the Company of concerns regarding questionable accounting or auditing matters and (c) the investigation of such matters with appropriate follow-up actions.

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L.    Legal Compliance

On at least an annual basis, the Committee shall review with the Company's legal counsel and management, all legal and regulatory matters and litigation, claims or contingencies, including tax assessments, license or concession defaults or notifications, health and safety violations or environmental issues, that could have a material effect upon the financial position of the Company, and the manner in which these matters may be, or have been, disclosed in the financial statements.

M.   Regulatory Developments

The Committee shall monitor and provide reports to the Board with respect to developments in accounting rules and practices, income tax laws and regulations, and other regulatory requirements that affect matters within the scope of the Committee's authority and responsibilities.

N.   Other Responsibilities

The Committee shall perform such other duties as may be required by law or requested by the Board or deemed appropriate by the Committee. The Committee shall discharge its responsibilities, and shall assess the information provided to the Committee, in accordance with its business judgment. The Committee shall have the authority to conduct or authorize investigations into any matters within the scope of its responsibilities as it shall deem appropriate.

6.    COMMITTEE ADMINISTRATIVE MATTERS

A.   Independent Advisors

The Committee shall have authority to engage, provide appropriate funding for and cause the Company to pay the compensation to obtain advice and assistance from outside legal, accounting or other advisors to carry out its responsibilities.

B.   Funding

The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to the independent auditors or any other registered public accounting firm engaged for the purpose of rendering or issuing an audit report or performing other audit, review or attest services for the Company; to any other advisors engaged by the Committee; and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

C.   Access to Records and Personnel

The Committee shall have full access to any relevant records of the Company that it deems necessary to carry out its responsibilities. The Committee may request that any officer or other employee of the Company or any advisor to the Company meet with members of the Committee or its advisors, as it deems necessary to carry out its responsibilities.

D.   Reports to Board of Directors

The Committee shall report regularly to the Board with respect to Committee activities and its conclusions with respect to the independent auditors, with recommendations to the Board as the Committee deems appropriate.

E.   Annual Meeting Planner

Prior to the beginning of a fiscal year, the Committee shall submit an annual planner for the meetings to be held during the upcoming fiscal year, for review and approval by the Board to ensure compliance with the requirements of the Committee's Charter.

F.    Education and Orientation

Members of the Committee shall be provided with appropriate and timely training to enhance their understanding of auditing, accounting, regulatory and industry issues applicable to the Company.

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New Committee members shall be provided with an orientation program to educate them on the Company's business, their responsibilities and the Company's financial reporting and accounting practices.

G.   Review of this Charter

The Committee shall review and reassess annually the adequacy of this Committee Charter and recommend any proposed changes to the Board.

H.   Evaluation of Committee

The Committee is responsible for developing and conducting an annual self-assessment of its performance. The Committee shall report to the full Board on the results of its assessment each year and shall make any appropriate recommendations to further enhance the Committee's performance.

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